Registration No.  333-151768
                                                1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1790

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on August 29, 2008 at 2:00 p.m. pursuant to Rule 487.

                ________________________________




                Dow(R) Target 10 Sept. '08 - Term 9/30/09
               Dow(R) Target Dvd. Sept. '08 - Term 11/30/09
                Target Dbl. Play Sept. '08 - Term 11/30/09
                 Target Focus 4 Sept. '08 - Term 11/30/09
                  Target Triad Sept. '08 - Term 11/30/09
                   Target VIP Sept. '08 - Term 11/30/09
             Value LineR) Target 25 Sept. '08 - Term 11/30/09

                                 FT 1790

FT 1790 is a series of a unit investment trust, the FT Series. FT 1790 consists of seven separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-1675


             The date of this prospectus is August 29, 2008

                            Table of Contents


Summary of Essential Information                                        3
Fee Table                                                               6
Report of Independent Registered Public Accounting Firm                 9
Statements of Net Assets                                               10
Schedules of Investments                                               14
The FT Series                                                          30
Portfolios                                                             31
Risk Factors                                                           37
Hypothetical Performance Information                                   39
Public Offering                                                        42
Distribution of Units                                                  44
The Sponsor's Profits                                                  46
The Secondary Market                                                   46
How We Purchase Units                                                  46
Expenses and Charges                                                   46
Tax Status                                                             47
Retirement Plans                                                       50
Rights of Unit Holders                                                 50
Income and Capital Distributions                                       51
Redeeming Your Units                                                   51
Investing in a New Trust                                               52
Removing Securities from a Trust                                       53
Amending or Terminating the Indenture                                  54
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                             54
Other Information                                                      55

                     Summary of Essential Information

                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                           The Dow(R)
                                                                                                           Target 10
                                                                                                           Portfolio,
                                                                                                           September
                                                                                                           2008 Series
                                                                                                           ___________
Initial Number of Units (1)                                                                                    17,874
Fractional Undivided Interest in a Trust per Unit (1)                                                        1/17,874
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  9.900
   Less Deferred Sales Charge per Unit (3)                                                                      (.145)
                                                                                                           __________
Redemption Price per Unit (5)                                                                                   9.755
    Less Creation and Development Fee per Unit (3)(5)                                                           (.050)
    Less Organization Costs per Unit (5)                                                                        (.029)
                                                                                                           __________
Net Asset Value per Unit                                                                                   $    9.676
                                                                                                           ==========
Estimated Net Annual Distribution per Unit (6)                                                             $    .4691
Cash CUSIP Number                                                                                          30275J 616
Reinvestment CUSIP Number                                                                                  30275J 624
Fee Accounts Cash CUSIP Number                                                                             30275J 632
Fee Accounts Reinvestment CUSIP Number                                                                     30275J 640
FTPS CUSIP Number                                                                                          30275J 657
Security Code                                                                                                  052059
Ticker Symbol                                                                                                  FTTENX

First Settlement Date                                         September 4, 2008
Mandatory Termination Date (7)                                September 30, 2009
Rollover Notification Date (8)                                September 1, 2009
Special Redemption and Liquidation Period (8)                 September 15, 2009 to September 30, 2009
Distribution Record Date                                      Tenth day of each month, commencing September 10, 2008.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing September 25, 2008.

____________

See "Notes to Summary of Essential Information" on page 5.


                    Summary of Essential Information

                                 FT 1790


At the Opening of Business on the Initial Date of Deposit-August 29, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                      The Dow (R)        Target             Target
                                                                      Target Dividend    Double Play        Focus Four
                                                                      Portfolio          Portfolio          Portfolio
                                                                      September 2008     September 2008     September 2008
                                                                      Series             Series             Series
                                                                      _______________    ______________     ______________
Initial Number of Units (1)                                                17,110             17,591             39,413
Fractional Undivided Interest in a Trust per Unit (1)                    1/17,110           1/17,591           1/39,413
Public Offering Price:
Public Offering Price per Unit (2)                                     $   10.000            $10.000            $10.000
   Less Initial Sales Charge per Unit (3)                                   (.100)             (.100)             (.100)
                                                                       __________         __________         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)              9.900              9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                  (.145)             (.145)             (.145)
                                                                       __________         __________         __________
Redemption Price per Unit (5)                                               9.755              9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                       (.050)             (.050)             (.050)
     Less Organization Costs per Unit (5)                                   (.019)             (.021)             (.016)
                                                                       __________         __________         __________
Net Asset Value per Unit                                               $    9.686         $    9.684         $    9.689
                                                                       ==========         ==========         ==========
Estimated Net Annual Distribution per Unit (6)                         $    .4785         $    .2476         $    .2258
Cash CUSIP Number                                                      30275J 665         30275J 715         30275J 764
Reinvestment CUSIP Number                                              30275J 673         30275J 723         30275J 772
Fee Accounts Cash CUSIP Number                                         30275J 681         30275J 731         30275J 780
Fee Accounts Reinvestment CUSIP Number                                 30275J 699         30275J 749         30275J 798
FTPS CUSIP Number                                                      30275J 707         30275J 756         30275J 806
Security Code                                                              052101             052089             051994
Ticker Symbol                                                              FTVNDX             FPLYSX             FCSEPX

First Settlement Date                                          September 4, 2008
Mandatory Termination Date (7)                                 November 30, 2009
Rollover Notification Date (8)                                 November 1, 2009
Special Redemption and Liquidation Period (8)                  November 15, 2009 to November 30, 2009
Distribution Record Date                                       Tenth day of each month, commencing September 10, 2008.
Distribution Date (6)                                          Twenty-fifth day of each month, commencing September 25, 2008.

____________

See "Notes to Summary of Essential Information" on page 5.


                    Summary of Essential Information

                                 FT 1790


At the Opening of Business on the Initial Date of Deposit-August 29, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                            Value Line(R)
                                                                      Target Triad       Target VIP         Target 25
                                                                      Portfolio          Portfolio          Portfolio
                                                                      September 2008     September 2008     September 2008
                                                                      Series             Series             Series
                                                                      ______________     ______________     ______________
Initial Number of Units (1)                                                44,837             42,469             16,202
Fractional Undivided Interest in a Trust per Unit (1)                    1/44,837           1/42,469           1/16,202
Public Offering Price:
Public Offering Price per Unit (2)                                     $   10.000         $   10.000         $   10.000
   Less Initial Sales Charge per Unit (3)                                   (.100)             (.100)             (.100)
                                                                       __________         __________         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)              9.900              9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                  (.145)             (.145)             (.145)
                                                                       __________         __________         __________
Redemption Price per Unit (5)                                               9.755              9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                       (.050)             (.050)             (.050)
    Less Organization Costs per Unit (5)                                    (.019)             (.017)             (.019)
                                                                       __________         __________         __________
Net Asset Value per Unit                                               $    9.686         $    9.688         $    9.686
                                                                       ==========         ==========         ==========
Estimated Net Annual Distribution per Unit (6)                         $    .1940         $    .1609         $    .0174
Cash CUSIP Number                                                      30275J 814         30275K 449         30275K 142
Reinvestment CUSIP Number                                              30275J 822         30275K 456         30275K 159
Fee Accounts Cash CUSIP Number                                         30275J 830         30275K 464         30275K 167
Fee Accounts Reinvestment CUSIP Number                                 30275J 848         30275K 472         30275K 175
FTPS CUSIP Number                                                      30275J 855         30275K 480         30275K 183
Security Code                                                              052105             052109             051977
Ticker Symbol                                                              FIASBX             FTVAMX             FLNTRX

First Settlement Date                                         September 4, 2008
Mandatory Termination Date (7)                                November 30, 2009
Rollover Notification Date (8)                                November 1, 2009
Special Redemption and Liquidation Period (8)                 November 15, 2009 to November 30, 2009
Distribution Record Date                                      Tenth day of each month, commencing September 10, 2008.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing September 25, 2008.

____________

(1) As of the close of business on September 2, 2008, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."


                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although The Dow(R) Target 10 Portfolio has a term of approximately 13 months, and The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio each has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            The Dow(R)               The Dow(R)
                                                                            Target 10                Target Dividend
                                                                            Portfolio, September     Portfolio, September
                                                                            2008 Series              2008 Series
                                                                            ____________________     ____________________

                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .190%(d)     $.0190
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .124%(f)     $.0124      .124%(f)     $.0124
                                                                            _______      _______     _______      ______
Total                                                                       .184%        $.0184      .184%        $.0184
                                                                            =======      =======     =======      ======

                                                                            Target Double Play       Target Focus Four
                                                                            Portfolio                Portfolio
                                                                            September 2008 Series    September 2008 Series
                                                                            _____________________    _____________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .210%(d)     $.0210      .160%(d)     $.0160
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .159%(f)     $.0159      .162%(f)     $.0162
                                                                            _______      _______     _______      _______
Total                                                                       .219%        $.0219      .222%        $.0222
                                                                            =======      =======     =======      =======

Page 6


                                                                            Target Triad             Target VIP
                                                                            Portfolio                Portfolio
                                                                            September 2008 Series    September 2008 Series
                                                                            _____________________    _____________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .190%(d)     $.0190      .170%(d)     $.0170
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .098%(f)     $.0098      .299%(f)     $.0299
                                                                            ________     ________    ________     ________
       Total                                                                .158%        $.0158      .359%        $.0359
                                                                            ========     ========    ========     ========

                                                                                                     Value Line(R)
                                                                                                     Target 25 Portfolio
                                                                                                     September 2008 Series
                                                                                                     _____________________
                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                 1.00%(a)     $.100
Deferred sales charge                                                                                1.45%(b)     $.145
Creation and development fee                                                                         0.50%(c)     $.050
                                                                                                     _______      _______
Maximum sales charge (including creation and development fee)                                        2.95%        $.295
                                                                                                     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .190%(d)     $.0190
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                                                        .060%        $.0060
Trustee's fee and other operating expenses                                                           .194%(f)     $.0194
                                                                                                     ________     ________
       Total                                                                                         .254%        $.0254
                                                                                                     ========     ========

Page 7

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. For all Trusts except The Dow(R) Target 10 Portfolio, the example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. For The Dow(R) Target 10 Portfolio, the example assumes the principal amount and distributions are rolled every 13 months. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 ______       _______      _______      ________
The Dow(R) Target 10 Portfolio, September 2008 Series            $342         $841         $1,366       $2,801
The Dow(R) Target Dividend Portfolio, September 2008 Series       332          811          1,081        2,220
Target Double Play Portfolio, September 2008 Series               338          828          1,106        2,273
Target Focus Four Portfolio, September 2008 Series                333          814          1,088        2,236
Target Triad Portfolio, September 2008 Series                     330          804          1,067        2,193
Target VIP Portfolio, September 2008 Series                       348          858          1,161        2,386
Value Line(R) Target 25 Portfolio, September 2008 Series          339          832          1,116        2,293

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2008.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1790


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1790, comprising Dow(R) Target 10 Sept. '08 - Term 9/30/09 (The Dow(R) Target 10 Portfolio, September 2008 Series); Dow(R) Target Dvd. Sept. '08 - Term 11/30/09 (The Dow(R) Target Dividend Portfolio, September 2008 Series); Target Dbl. Play Sept. '08 - Term 11/30/09 (Target Double Play Portfolio, September 2008 Series); Target Focus 4 Sept. '08 - Term 11/30/09 (Target Focus Four Portfolio, September 2008 Series); Target Triad Sept. '08 - Term 11/30/09 (Target Triad Portfolio, September 2008 Series); Target VIP Sept. '08 - Term 11/30/09 (Target VIP Portfolio, September 2008 Series); and Value Line(R) Target 25 Sept. '08 - Term 11/30/09 (Value Line(R) Target 25 Portfolio, September 2008 Series) (collectively, the "Trusts"), as of the opening of business on August 29, 2008 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, audits of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinions. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on August 29, 2008, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1790, comprising the above-mentioned Trusts, as of the opening of business on August 29, 2008 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
August 29, 2008

                         Statements of Net Assets

                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                                      The Dow (R)         The Dow (R)
                                                                                      Target 10           Target Dividend
                                                                                      Portfolio           Portfolio
                                                                                      September           September
                                                                                      2008 Series         2008 Series
                                                                                      ___________         _______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $176,952            $169,390
Less liability for reimbursement to Sponsor for organization costs (3)                    (518)               (325)
Less liability for deferred sales charge (4)                                            (2,592)             (2,481)
Less liability for creation and development fee (5)                                       (894)               (856)
                                                                                      ________            ________
Net assets                                                                            $172,948            $165,728
                                                                                      ========            ========
Units outstanding                                                                       17,874              17,110
Net asset value per Unit (6)                                                          $  9.676            $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $178,739            $171,100
Less maximum sales charge (7)                                                           (5,273)             (5,047)
Less estimated reimbursement to Sponsor for organization costs (3)                        (518)               (325)
                                                                                      ________            ________
Net assets                                                                            $172,948            $165,728
                                                                                      ========            ========
__________

See "Notes to Statements of Net Assets" on page 13.


                        Statements of Net Assets

                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                                   Target Double Play   Target Focus Four
                                                                                   Portfolio            Portfolio
                                                                                   September            September
                                                                                   2008 Series          2008 Series
                                                                                   __________________   _________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $174,154             $390,191
Less liability for reimbursement to Sponsor for organization costs (3)                 (369)                (631)
Less liability for deferred sales charge (4)                                         (2,551)              (5,715)
Less liability for creation and development fee (5)                                    (880)              (1,971)
                                                                                   ________             ________
Net assets                                                                         $170,354             $381,874
                                                                                   ========             ========
Units outstanding                                                                    17,591               39,413
Net asset value per Unit (6)                                                       $  9.684             $  9.689

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $175,912             $394,132
Less maximum sales charge (7)                                                        (5,189)             (11,627)
Less estimated reimbursement to Sponsor for organization costs (3)                     (369)                (631)
                                                                                   ________             ________
Net assets                                                                         $170,354             $381,874
                                                                                   ========             ========
__________

See "Notes to Statements of Net Assets" on page 13.


                        Statements of Net Assets

                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                              Target Triad         Target VIP           Value Line (R)
                                                              Portfolio            Portfolio            Target 25 Portfolio
                                                              September            September            September
                                                              2008 Series          2008 Series          2008 Series
                                                              _____________        ___________          ___________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                              $443,887             $420,446             $160,401
Less liability for reimbursement to
   Sponsor for organization costs (3)                             (852)                (722)                (308)
Less liability for deferred sales charge (4)                    (6,501)              (6,158)              (2,349)
Less liability for creation and development fee (5)             (2,242)              (2,123)                (810)
                                                              ________             ________             ________
Net assets                                                    $434,292             $411,443             $156,934
                                                              ========             ========             ========
Units outstanding                                               44,837               42,469               16,202
Net asset value per Unit (6)                                  $  9.686             $  9.688             $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                         $448,371             $424,693             $162,022
Less maximum sales charge (7)                                  (13,227)             (12,528)              (4,780)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                     (852)                (722)                (308)
                                                              ________             ________             ________
Net assets                                                    $434,292             $411,443             $156,934
                                                              ========             ========             ========
______________

See "Notes to Statements of Net Assets" on page 13.

Page 12


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. The Dow(R) Target 10 Portfolio, September 2008 Series has a Mandatory Termination Date of September 30, 2009. The Dow(R) Target Dividend Portfolio, September 2008 Series; Target Double Play Portfolio, September 2008 Series; Target Focus Four Portfolio, September 2008 Series; Target Triad Portfolio, September 2008 Series; Target VIP Portfolio, September 2008 Series; and Value Line(R) Target 25 Portfolio, September 2008 Series each has a Mandatory Termination Date of November 30, 2009.

(2) An irrevocable letter of credit for approximately $2,300,000, issued by The Bank of New York Mellon (approximately $200,000 will be allocated to each of The Dow(R) Target 10 Portfolio, September 2008 Series; The Dow(R) Target Dividend Portfolio, September 2008 Series; Target Double Play Portfolio, September 2008 Series; and Value Line(R) Target 25 Portfolio, September 2008 Series; and approximately $500,000 will be allocated to each of Target Focus Four Portfolio, September 2008 Series; Target Triad Portfolio, September 2008 Series; and Target VIP Portfolio, September 2008 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on October 20, 2008 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 19, 2008. If Unit holders redeem Units before December 19, 2008 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                         Schedule of Investments

         The Dow (R) Target 10 Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price         Shares     Share       the Trust (2)  Yield (3)
________________________________                                ____________  ______     _________   _____________  _________
Common Stocks (100%):

Financials (40%):
AIG       American International Group, Inc.                      10%         823        $ 21.51     $ 17,703       4.09%
BAC       Bank of America Corporation                             10%         563          31.43       17,695       8.15%
C         Citigroup Inc.                                          10%         927          19.08       17,687       6.71%
JPM       JPMorgan Chase & Co.                                    10%         455          38.88       17,690       3.91%

Health Care (20%):
MRK       Merck & Co. Inc.                                        10%         486          36.40       17,690       4.18%
PFE       Pfizer Inc.                                             10%         918          19.27       17,690       6.64%

Industrials (10%):
GE        General Electric Company                                10%         614          28.83       17,702       4.30%

Materials (10%):
DD        E.I. du Pont de Nemours and Company                     10%         391          45.27       17,701       3.62%

Telecommunication Services (20%):
T         AT&T Inc.                                               10%         549          32.23       17,694       4.96%
VZ        Verizon Communications Inc.                             10%         499          35.47       17,700       4.85%
                                                                 ____                                ________
               Total Investments                                 100%                                $176,952
                                                                 ====                                ========
___________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

      The Dow (R) Target Dividend Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)(4)                             Price         Shares     Share       the Trust (2)  Yield (3)
___________________________________                             ____________  ______     _________   _____________  _________
Common Stocks (100%):

Consumer Discretionary (10%):
NYT       The New York Times Company (Class A)                     5%           656      $ 12.91     $  8,469       7.13%
SUP       Superior Industries International, Inc.                  5%           482        17.56        8,464       3.64%

Consumer Staples (5%):
UVV       Universal Corporation                                    5%           162        52.33        8,477       3.44%

Financials (65%):
ASBC      Associated Banc-Corp                                     5%           485        17.45        8,463       7.34%
BBT       BB&T Corporation                                         5%           290        29.22        8,474       6.43%
CNB       The Colonial BancGroup, Inc.                             5%         1,321         6.41        8,468       5.93%
FNB       F.N.B. Corporation                                       5%           712        11.90        8,473       8.07%
FBP       First BanCorp. +                                         5%           901         9.40        8,469       2.98%
FNFG      First Niagara Financial Group, Inc.                      5%           568        14.92        8,474       3.75%
PCBC      Pacific Capital Bancorp                                  5%           574        14.76        8,472       5.96%
PBCT      People's United Financial Inc.                           5%           470        18.02        8,469       3.33%
RF        Regions Financial Corporation                            5%           949         8.92        8,465       4.48%
UMPQ      Umpqua Holdings Corporation                              5%           602        14.08        8,476       5.40%
WFSL      Washington Federal, Inc.                                 5%           488        17.34        8,462       4.84%
WBS       Webster Financial Corporation                            5%           389        21.76        8,465       5.51%
ZION      Zions Bancorporation                                     5%           324        26.13        8,466       6.58%

Industrials (5%):
BGG       Briggs & Stratton Corporation                            5%           579        14.63        8,471       6.02%

Materials (5%):
MWV       MeadWestvaco Corporation                                 5%           314        26.98        8,472       3.41%

Utilities (10%):
PNW       Pinnacle West Capital Corporation                        5%           235        36.05        8,472       5.83%
SCG       SCANA Corporation                                        5%           213        39.76        8,469       4.63%
                                                                _____                                ________
               Total Investments                                 100%                                $169,390
                                                                =====                                ========
___________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

           Target Double Play Portfolio, September 2008 Series
                                 FT 1790


At the Opening of Business on the Initial Date of Deposit-August 29, 2008


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     OfferingPrice     Shares     Share       the Trust (2)
___________________________________                                     _____________     ______     _________   _____________
Common Stocks (100.00%):

Consumer Discretionary (7.00%):
ARO      Aeropostale, Inc. *                                              0.52%              26      $ 34.56     $    899
BIG      Big Lots, Inc. *                                                 0.51%              30        29.55          886
NYT      The New York Times Company (Class A)                             2.50%             337        12.91        4,351
ROST     Ross Stores, Inc.                                                0.97%              42        40.26        1,691
SUP      Superior Industries International, Inc.                          2.50%             248        17.56        4,355

Consumer Staples (2.49%):
UVV      Universal Corporation                                            2.49%              83        52.33        4,343

Energy (24.00%):
APA      Apache Corporation                                               7.22%             110       114.36       12,580
ESV      ENSCO International Incorporated                                 1.87%              47        69.20        3,252
HAL      Halliburton Company                                              7.36%             288        44.51       12,819
HP       Helmerich & Payne, Inc.                                          1.13%              34        57.76        1,964
HES      Hess Corporation                                                 6.42%             106       105.53       11,186

Financials (32.46%):
ASBC     Associated Banc-Corp                                             2.50%             249        17.45        4,345
BBT      BB&T Corporation                                                 2.50%             149        29.22        4,354
CNB      The Colonial BancGroup, Inc.                                     2.50%             678         6.41        4,346
FNB      F.N.B. Corporation                                               2.49%             365        11.90        4,343
FBP      First BanCorp. +                                                 2.49%             462         9.40        4,343
FNFG     First Niagara Financial Group, Inc.                              2.49%             291        14.92        4,342
PCBC     Pacific Capital Bancorp                                          2.50%             295        14.76        4,354
PBCT     People's United Financial Inc.                                   2.49%             241        18.02        4,343
RF       Regions Financial Corporation                                    2.49%             487         8.92        4,344
UMPQ     Umpqua Holdings Corporation                                      2.50%             309        14.08        4,351
WFSL     Washington Federal, Inc.                                         2.50%             251        17.34        4,352
WBS      Webster Financial Corporation                                    2.50%             200        21.76        4,352
ZION     Zions Bancorporation                                             2.51%             167        26.13        4,364

Health Care (1.01%):
AMED     Amedisys, Inc. *                                                 0.50%              16        54.42          871
CRY      CryoLife, Inc. *                                                 0.51%              55        16.04          882

                    Schedule of Investments (cont'd.)

           Target Double Play Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     Offering Price    Shares     Share       the Trust (2)
___________________________________                                     ______________    ______     _________   _____________
Industrials (8.29%):
ECOL     American Ecology Corporation                                     0.50%              27      $ 32.54     $    879
BGG      Briggs & Stratton Corporation                                    2.50%             297        14.63        4,345
BUCY     Bucyrus International, Inc.                                      0.97%              24        70.68        1,696
FLS      Flowserve Corporation                                            1.41%              18       136.18        2,451
KTII     K-Tron International, Inc. *                                     0.51%               6       148.70          892
KSU      Kansas City Southern *                                           0.83%              28        51.41        1,439
RBN      Robbins & Myers, Inc.                                            0.50%              19        45.99          874
WAB      Wabtec Corporation                                               0.51%              15        59.69          895
WGOV     Woodward Governor Company                                        0.56%              21        46.76          982

Materials (19.76%):
AGU      Agrium Inc. +                                                    2.49%              52        83.28        4,331
CF       CF Industries Holdings, Inc.                                     1.56%              18       150.60        2,711
CLF      Cleveland-Cliffs Inc.                                            1.93%              33       101.57        3,352
CMP      Compass Minerals International, Inc.                             0.52%              13        70.25          913
FMC      FMC Corporation                                                  0.99%              23        74.66        1,717
MWV      MeadWestvaco Corporation                                         2.49%             161        26.98        4,344
MOS      The Mosaic Company                                               8.91%             146       106.25       15,512
TRA      Terra Industries Inc.                                            0.87%              30        50.44        1,513

Utilities (4.99%):
PNW      Pinnacle West Capital Corporation                                2.50%             121        36.05        4,362
SCG      SCANA Corporation                                                2.49%             109        39.76        4,334
                                                                        _______                                  ________
              Total Investments                                         100.00%                                  $174,154
                                                                        =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

           Target Focus Four Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Common Stocks (100.00%):

Consumer Discretionary (13.45%):
ARO      Aeropostale, Inc. *                                             0.30%           34       $ 34.56     $  1,175
AM       American Greetings Corporation                                  0.67%          160         16.24        2,598
BIG      Big Lots, Inc. *                                                0.30%           40         29.55        1,182
BOBE     Bob Evans Farms, Inc.                                           0.66%           90         28.74        2,587
BGP      Borders Group, Inc.                                             0.67%          397          6.55        2,600
ELY      Callaway Golf Company                                           0.67%          190         13.71        2,605
PSS      Collective Brands, Inc. *                                       0.67%          180         14.42        2,596
DAI      Daimler AG +                                                    0.40%           26         59.74        1,553
HMC      Honda Motor Co., Ltd. (ADR) +                                   0.40%           48         32.54        1,562
HOTT     Hot Topic, Inc. *                                               0.33%          207          6.28        1,300
JAKK     JAKKS Pacific, Inc. *                                           0.33%           56         23.29        1,304
LEA      Lear Corporation *                                              0.67%          199         13.07        2,601
MHK      Mohawk Industries, Inc. *                                       0.66%           37         69.57        2,574
NYT      The New York Times Company (Class A)                            1.50%          453         12.91        5,848
OMX      OfficeMax Inc.                                                  0.33%          107         12.14        1,299
RGS      Regis Corporation                                               0.67%           94         27.75        2,608
ROST     Ross Stores, Inc.                                               0.58%           56         40.26        2,255
SCHL     Scholastic Corporation *                                        0.67%           98         26.52        2,599
SNE      Sony Corporation (ADR) +                                        0.40%           40         38.67        1,547
SSI      Stage Stores, Inc.                                              0.33%           81         16.05        1,300
SUP      Superior Industries International, Inc.                         1.83%          407         17.56        7,146
TM       Toyota Motor Corporation (ADR) +                                0.41%           18         88.70        1,597

Consumer Staples (1.50%):
UVV      Universal Corporation                                           1.50%          112         52.33        5,861

Energy (16.22%):
APA      Apache Corporation                                              4.34%          148        114.36       16,925
XEC      Cimarex Energy Co.                                              0.67%           47         55.30        2,599
ESV      ENSCO International Incorporated                                1.12%           63         69.20        4,360
HAL      Halliburton Company                                             4.43%          388         44.51       17,270
HP       Helmerich & Payne, Inc.                                         0.68%           46         57.76        2,657
HES      Hess Corporation                                                3.84%          142        105.53       14,985
PCZ      Petro-Canada +                                                  0.40%           35         44.61        1,561
REP      Repsol YPF, S.A. (ADR) +                                        0.40%           50         30.96        1,548
CKH      SEACOR Holdings Inc. *                                          0.34%           15         87.59        1,314

                    Schedule of Investments (cont'd.)

           Target Focus Four Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Financials (28.55%):
AEG      Aegon N.V. +                                                    0.40%          130       $ 11.98     $  1,557
AZ       Allianz AG (ADR) +                                              0.40%           93         16.79        1,561
AIB      Allied Irish Banks Plc (ADR) +                                  0.40%           60         26.17        1,570
AFG      American Financial Group, Inc.                                  0.67%           90         28.84        2,596
ASBC     Associated Banc-Corp                                            1.50%          335         17.45        5,846
AXA      AXA S.A. (ADR) +                                                0.40%           49         32.07        1,571
STD      Banco Santander Central Hispano S.A. (ADR) +                    0.40%           91         17.13        1,559
BCS      Barclays Plc (ADR) +                                            0.40%           60         26.08        1,565
BBT      BB&T Corporation                                                1.50%          200         29.22        5,844
CATY     Cathay General Bancorp                                          0.67%          136         19.18        2,608
CNB      The Colonial BancGroup, Inc.                                    1.50%          913          6.41        5,852
CS       Credit Suisse Group (ADR) +                                     0.39%           33         46.70        1,541
DB       Deutsche Bank AG +                                              0.40%           18         86.00        1,548
FNB      F.N.B. Corporation                                              1.50%          492         11.90        5,855
FBP      First BanCorp. +                                                1.83%          761          9.40        7,153
FNFG     First Niagara Financial Group, Inc.                             1.50%          392         14.92        5,849
THG      Hanover Insurance Group Inc.                                    0.67%           55         47.51        2,613
HCC      HCC Insurance Holdings, Inc.                                    0.67%          104         24.99        2,599
ING      ING Groep N.V. (ADR) +                                          0.40%           49         31.70        1,553
LYG      Lloyds TSB Group Plc (ADR) +                                    0.40%           68         22.79        1,550
PCBC     Pacific Capital Bancorp                                         1.50%          397         14.76        5,860
PBCT     People's United Financial Inc.                                  1.50%          325         18.02        5,856
PLFE     Presidential Life Corporation                                   0.33%           71         18.24        1,295
RF       Regions Financial Corporation                                   1.50%          656          8.92        5,852
RBS      Royal Bank of Scotland Group Plc (ADR) +                        0.40%          360          4.34        1,562
SAFT     Safety Insurance Group, Inc.                                    0.33%           30         43.10        1,293
STSA     Sterling Financial Corporation                                  0.33%          131          9.92        1,300
UCBH     UCBH Holdings, Inc.                                             0.33%          231          5.62        1,298
UMPQ     Umpqua Holdings Corporation                                     1.50%          416         14.08        5,857
UCBI     United Community Banks, Inc.                                    0.33%          104         12.46        1,296
WFSL     Washington Federal, Inc.                                        1.50%          337         17.34        5,844
WBS      Webster Financial Corporation                                   1.50%          269         21.76        5,853
ZION     Zions Bancorporation                                            1.50%          224         26.13        5,853

                    Schedule of Investments (cont'd.)

           Target Focus Four Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Health Care (2.27%):
AMED     Amedisys, Inc. *                                                0.31%           22       $ 54.42     $  1,197
CRY      CryoLife, Inc. *                                                0.30%           73         16.04        1,171
KND      Kindred Healthcare, Inc. *                                      0.66%           82         31.55        2,587
LPNT     LifePoint Hospitals, Inc. *                                     0.67%           76         34.44        2,617
MDTH     MedCath Corporation *                                           0.33%           60         21.63        1,298

Industrials (10.30%):
AIR      AAR Corp. *                                                     0.33%           81         16.10        1,304
ALK      Alaska Air Group, Inc. *                                        0.67%          124         20.95        2,598
ECOL     American Ecology Corporation                                    0.30%           36         32.54        1,171
BGG      Briggs & Stratton Corporation                                   1.83%          489         14.63        7,154
BUCY     Bucyrus International, Inc.                                     0.58%           32         70.68        2,262
FLS      Flowserve Corporation                                           0.84%           24        136.18        3,268
ROCK     Gibraltar Industries Inc.                                       0.33%           57         22.75        1,297
JBLU     JetBlue Airways Corporation *                                   0.67%          430          6.05        2,602
KTII     K-Tron International, Inc. *                                    0.30%            8        148.70        1,190
KSU      Kansas City Southern *                                          0.50%           38         51.41        1,954
KELYA    Kelly Services, Inc.                                            0.67%          130         20.00        2,600
MPS      MPS Group, Inc. *                                               0.67%          216         12.06        2,605
RBN      Robbins & Myers, Inc.                                           0.31%           26         45.99        1,196
SCHS     School Specialty, Inc. *                                        0.33%           42         30.60        1,285
SKYW     SkyWest, Inc.                                                   0.33%           74         17.46        1,292
SFN      Spherion Corporation *                                          0.33%          241          5.40        1,301
VOL      Volt Information Sciences, Inc. *                               0.33%           89         14.65        1,304
WAB      Wabtec Corporation                                              0.31%           20         59.69        1,194
WTS      Watts Water Technologies, Inc.                                  0.33%           44         29.70        1,307
WGOV     Woodward Governor Company                                       0.34%           28         46.76        1,309

Information Technology (5.30%):
AGYS     Agilysys, Inc.                                                  0.33%          100         12.98        1,298
AVT      Avnet Inc. *                                                    0.66%           86         30.16        2,594
AVCT     Avocent Corporation *                                           0.67%          107         24.29        2,599
BBOX     Black Box Corporation                                           0.33%           36         35.85        1,291
CBR      CIBER, Inc. *                                                   0.33%          160          8.15        1,304
FCS      Fairchild Semiconductor International, Inc. *                   0.66%          201         12.91        2,595
HTCH     Hutchinson Technology Incorporated *                            0.33%           86         15.18        1,305
IM       Ingram Micro Inc. *                                             0.66%          135         19.22        2,595
IDTI     Integrated Device Technology, Inc. *                            0.67%          243         10.70        2,600
TECD     Tech Data Corporation *                                         0.66%           75         34.57        2,593

                    Schedule of Investments (cont'd.)

           Target Focus Four Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Materials (13.20%):
AGU      Agrium Inc. +                                                   1.49%           70       $ 83.28     $  5,830
BKI      Buckeye Technologies Inc. *                                     0.33%          138          9.43        1,301
CF       CF Industries Holdings, Inc.                                    0.93%           24        150.60        3,614
CLF      Cleveland-Cliffs Inc.                                           1.17%           45        101.57        4,571
CMP      Compass Minerals International, Inc.                            0.31%           17         70.25        1,194
FMC      FMC Corporation                                                 0.61%           32         74.66        2,389
MWV      MeadWestvaco Corporation                                        1.50%          217         26.98        5,855
MOS      The Mosaic Company                                              5.34%          196        106.25       20,825
NP       Neenah Paper, Inc.                                              0.33%           66         19.74        1,303
OMG      OM Group, Inc. *                                                0.33%           37         35.02        1,296
SWM      Schweitzer-Mauduit International, Inc.                          0.34%           67         19.56        1,311
TRA      Terra Industries Inc.                                           0.52%           40         50.44        2,018

Telecommunication Services (3.47%):
BT       BT Group PLC (ADR) +                                            0.40%           49         31.64        1,550
DT       Deutsche Telekom AG (ADR) +                                     0.40%           94         16.65        1,565
FTE      France Telecom S.A. (ADR) +                                     0.40%           53         29.42        1,559
NTT      Nippon Telegraph & Telephone Corporation (ADR) +                0.40%           65         24.10        1,567
DCM      NTT DoCoMo, Inc. (ADR) +                                        0.40%          100         15.68        1,568
TI       Telecom Italia SpA (ADR) +                                      0.40%           98         15.91        1,559
TDS      Telephone and Data Systems, Inc.                                0.67%           68         38.53        2,620
VOD      Vodafone Group Plc (ADR) +                                      0.40%           60         26.16        1,570

Utilities (5.74%):
ATO      Atmos Energy Corporation                                        0.33%           47         27.61        1,298
GXP      Great Plains Energy Incorporated                                0.67%          110         23.72        2,609
IDA      IDACORP, Inc.                                                   0.67%           87         29.90        2,601
KEP      Korea Electric Power Corporation (ADR) +                        0.40%          103         15.13        1,558
PNW      Pinnacle West Capital Corporation                               1.50%          162         36.05        5,840
SCG      SCANA Corporation                                               1.50%          147         39.76        5,845
WR       Westar Energy, Inc.                                             0.67%          113         23.12        2,613
                                                                       _______                                ________
              Total Investments                                        100.00%                                $390,191
                                                                       =======                                ========
______________________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

              Target Triad Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Common Stocks (100.00%):

Consumer Discretionary (12.59%):
AMZN     Amazon.com, Inc. *                                             1.99%          106        $ 83.42     $  8,843
BHS      Brookfield Homes Corporation                                   0.75%          268          12.41        3,326
DAI      Daimler AG +                                                   1.15%           86          59.74        5,137
DISH     DISH Network Corp. *                                           2.00%          310          28.67        8,888
GCI      Gannett Co., Inc.                                              0.75%          182          18.30        3,331
HRB      H&R Block, Inc.                                                2.00%          347          25.57        8,873
HMC      Honda Motor Co., Ltd. (ADR) +                                  0.40%           55          32.54        1,790
JRN      Journal Communications, Inc.                                   0.75%          634           5.25        3,328
SNE      Sony Corporation (ADR) +                                       0.40%           46          38.67        1,779
TJX      The TJX Companies, Inc.                                        2.00%          243          36.54        8,879
TM       Toyota Motor Corporation (ADR) +                               0.40%           20          88.70        1,774

Consumer Staples (5.00%):
ADM      Archer-Daniels-Midland Company                                 0.75%          128          25.93        3,319
AVP      Avon Products, Inc.                                            2.00%          204          43.54        8,882
CALM     Cal-Maine Foods, Inc.                                          0.75%           82          40.40        3,313
RAI      Reynolds American Inc.                                         0.75%           62          53.66        3,327
SVU      SUPERVALU INC.                                                 0.75%          144          23.11        3,328

Energy (15.80%):
CLR      Continental Resources, Inc. *                                  2.01%          176          50.59        8,904
HAL      Halliburton Company                                            1.99%          199          44.51        8,857
HES      Hess Corporation                                               2.00%           84         105.53        8,865
NE       Noble Corporation +                                            2.00%          173          51.26        8,868
OXY      Occidental Petroleum Corporation                               2.00%          110          80.57        8,863
OSG      Overseas Shipholding Group, Inc.                               0.75%           46          71.98        3,311
PCZ      Petro-Canada +                                                 0.40%           40          44.61        1,784
REP      Repsol YPF, S.A. (ADR) +                                       0.40%           57          30.96        1,765
SWN      Southwestern Energy Company *                                  2.00%          229          38.85        8,897
TK       Teekay Corporation +                                           0.75%           94          35.57        3,344
TSO      Tesoro Corporation                                             0.75%          183          18.15        3,321
TNP      Tsakos Energy Navigation Ltd. +                                0.75%           95          34.99        3,324

                    Schedule of Investments (cont'd.)

              Target Triad Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Financials (9.41%):
ADVNB    Advanta Corp. (Class B)                                        0.75%         404         $  8.25     $  3,333
AEG      Aegon N.V. +                                                   0.40%         148           11.98        1,773
AZ       Allianz AG (ADR) +                                             0.40%         106           16.79        1,780
AIB      Allied Irish Banks Plc (ADR) +                                 0.40%          68           26.17        1,780
AXA      AXA S.A. (ADR) +                                               0.40%          55           32.07        1,764
STD      Banco Santander Central Hispano S.A. (ADR) +                   0.40%         104           17.13        1,781
BCS      Barclays Plc (ADR) +                                           0.40%          68           26.08        1,773
COF      Capital One Financial Corporation                              0.75%          75           44.14        3,310
CS       Credit Suisse Group (ADR) +                                    0.40%          38           46.70        1,775
DB       Deutsche Bank AG +                                             0.41%          21           86.00        1,806
ING      ING Groep N.V. (ADR) +                                         0.40%          56           31.70        1,775
LEH      Lehman Brothers Holdings Inc.                                  0.75%         210           15.87        3,333
LYG      Lloyds TSB Group Plc (ADR) +                                   0.40%          78           22.79        1,778
RBS      Royal Bank of Scotland Group Plc (ADR) +                       0.40%         409            4.34        1,775
AMTD     TD Ameritrade Holding Corporation *                            2.00%         431           20.59        8,874
ZION     Zions Bancorporation                                           0.75%         127           26.13        3,318

Health Care (9.00%):
BMY      Bristol-Myers Squibb Company                                   0.75%         154           21.64        3,333
LLY      Eli Lilly and Company                                          0.75%          71           46.91        3,331
ESRX     Express Scripts, Inc. *                                        2.01%         120           74.19        8,903
GILD     Gilead Sciences, Inc. *                                        2.00%         167           53.21        8,886
PFE      Pfizer Inc.                                                    0.75%         173           19.27        3,334
WAT      Waters Corporation *                                           1.99%         129           68.67        8,858
WYE      Wyeth                                                          0.75%          77           43.25        3,330

Industrials (12.98%):
CMI      Cummins Inc.                                                   2.00%         132           67.37        8,893
ETN      Eaton Corporation                                              0.75%          45           73.75        3,319
FSLR     First Solar, Inc. *                                            2.00%          32          278.00        8,896
FLS      Flowserve Corporation                                          1.99%          65          136.18        8,852
FLR      Fluor Corporation                                              2.00%         110           80.90        8,899
KELYA    Kelly Services, Inc.                                           0.75%         166           20.00        3,320
LMT      Lockheed Martin Corporation                                    1.99%          74          119.59        8,850
MIC      Macquarie Infrastructure Company LLC                           0.75%         159           20.98        3,336
SCS      Steelcase Inc.                                                 0.75%         298           11.19        3,335

                    Schedule of Investments (cont'd.)

              Target Triad Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Information Technology (15.01%):
ACN      Accenture Ltd. +                                               2.00%         215         $ 41.36     $  8,892
ADBE     Adobe Systems Incorporated *                                   2.00%         200           44.31        8,862
ALTR     Altera Corporation                                             2.00%         379           23.41        8,872
APH      Amphenol Corporation                                           2.01%         183           48.65        8,903
CGNX     Cognex Corporation                                             0.75%         162           20.50        3,321
DELL     Dell Inc. *                                                    2.00%         352           25.21        8,874
IMN      Imation Corp.                                                  0.75%         155           21.46        3,326
MOLX     Molex Incorporated                                             0.75%         136           24.53        3,336
RIMM     Research in Motion Limited +*                                  2.00%          70          126.65        8,865
STX      Seagate Technology +                                           0.75%         217           15.37        3,335

Materials (11.01%):
AGU      Agrium Inc. +                                                  2.01%         107           83.28        8,911
CF       CF Industries Holdings, Inc.                                   2.00%          59          150.60        8,885
DOW      The Dow Chemical Company                                       0.75%          96           34.64        3,325
MEOH     Methanex Corporation +                                         0.75%         130           25.67        3,337
MOS      The Mosaic Company                                             2.01%          84          106.25        8,925
NUE      Nucor Corporation                                              0.75%          63           52.81        3,327
POT      Potash Corporation of Saskatchewan Inc. +                      1.99%          50          176.69        8,834
WY       Weyerhaeuser Company                                           0.75%          59           56.59        3,339

Telecommunication Services (5.80%):
T        AT&T Inc.                                                      0.75%         103           32.23        3,320
BT       BT Group PLC (ADR) +                                           0.40%          56           31.64        1,772
CTL      CenturyTel, Inc.                                               0.75%          86           38.65        3,324
DT       Deutsche Telekom AG (ADR) +                                    0.40%         107           16.65        1,782
FTE      France Telecom S.A. (ADR) +                                    0.40%          60           29.42        1,765
NTT      Nippon Telegraph & Telephone Corporation (ADR) +               0.40%          74           24.10        1,783
DCM      NTT DoCoMo, Inc. (ADR) +                                       0.40%         113           15.68        1,772
TI       Telecom Italia SpA (ADR) +                                     0.40%         112           15.91        1,782
TU       TELUS Corporation +                                            0.75%          85           38.97        3,312
VZ       Verizon Communications Inc.                                    0.75%          94           35.47        3,334
VOD      Vodafone Group Plc (ADR) +                                     0.40%          68           26.16        1,779

Utilities (3.40%):
ED       Consolidated Edison, Inc. (Con Edison)                         0.75%          80           41.55        3,324
DTE      DTE Energy Company                                             0.75%          78           42.69        3,330
KEP      Korea Electric Power Corporation (ADR) +                       0.40%         117           15.13        1,770
PNW      Pinnacle West Capital Corporation                              0.75%          92           36.05        3,317
WR       Westar Energy, Inc.                                            0.75%         144           23.12        3,329
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $443,887
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

               Target VIP Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Common Stocks (100.00%):

Consumer Discretionary (11.94%):
ARO           Aeropostale, Inc. *                                          0.17%             21     $ 34.56     $    726
BBY           Best Buy Co., Inc.                                           0.67%             62       45.40        2,815
BIG           Big Lots, Inc. *                                             0.17%             24       29.55          709
DTV           The DIRECTV Group, Inc. *                                    1.03%            152       28.46        4,326
HAS           Hasbro, Inc.                                                 0.18%             21       36.81          773
MCD           McDonald's Corporation                                       3.34%            223       62.89       14,024
RNO FP        Renault S.A. #                                               0.84%             41       85.83        3,519
ROST          Ross Stores, Inc.                                            0.33%             34       40.26        1,369
SPLS          Staples, Inc.                                                0.56%             95       24.74        2,350
STEI          Stewart Enterprises, Inc.                                    0.40%            182        9.28        1,689
TRLG          True Religion Apparel, Inc. *                                0.31%             48       27.21        1,306
DIS           The Walt Disney Company                                      3.33%            430       32.59       14,014
YUM           Yum! Brands, Inc.                                            0.61%             70       36.61        2,563

Consumer Staples (2.74%):
CLX           The Clorox Company                                           0.14%             10       59.72          597
DAR           Darling International Inc. *                                 0.55%            166       13.88        2,304
PEP           PepsiCo, Inc.                                                1.91%            116       69.19        8,026
UST           UST Inc.                                                     0.14%             11       54.46          599

Energy (14.58%):
APA           Apache Corporation                                           2.39%             88      114.36       10,064
BAS           Basic Energy Services, Inc. *                                0.60%             86       29.50        2,537
CPE           Callon Petroleum Company *                                   0.22%             46       19.84          913
ENI IM        Eni SpA #                                                    0.84%            108       32.57        3,518
ESV           ENSCO International Incorporated                             1.01%             61       69.20        4,222
HAL           Halliburton Company                                          3.97%            375       44.51       16,691
HP            Helmerich & Payne, Inc.                                      0.37%             27       57.76        1,559
HES           Hess Corporation                                             2.13%             85      105.53        8,970
MTRX          Matrix Service Company *                                     0.32%             51       26.50        1,351
MUR           Murphy Oil Corporation                                       0.58%             31       79.28        2,458
PQ            PetroQuest Energy, Inc. *                                    0.48%            107       19.05        2,038
PDC           Pioneer Drilling Company *                                   0.44%            108       17.07        1,844
ROSE          Rosetta Resources, Inc. *                                    0.60%            107       23.51        2,516
SWSI          Superior Well Services Inc. *                                0.41%             51       33.60        1,714
TXCO          TXCO Resources Inc. *                                        0.22%             73       12.38          904

Financials (12.51%):
AV/ LN        Aviva Plc #                                                  0.83%            367        9.55        3,505
BBVA SM       Banco Bilbao Vizcaya Argentaria, S.A. #                      0.83%            206       17.03        3,508
BARC LN       Barclays Plc #                                               0.83%            542        6.46        3,504
SCHW          The Charles Schwab Corporation                               1.11%            190       24.46        4,647
ACA FP        Credit Agricole S.A. #                                       0.83%            164       21.37        3,505
DBK GY        Deutsche Bank AG #                                           0.83%             41       85.29        3,497
HSBA LN       HSBC Holdings Plc #                                          0.83%            223       15.69        3,500
INGA NA       ING Groep N.V. #                                             0.84%            111       31.67        3,515
ISP IM        Intesa Sanpaolo #                                            0.83%            650        5.39        3,501

                    Schedule of Investments (cont'd.)

               Target VIP Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Financials (cont.):
KBC BB      KBC Groupe NV #                                                0.83%             37     $ 94.45     $  3,495
LLOY LN     Lloyds TSB Group Plc #                                         0.83%            619        5.66        3,501
MCO         Moody's Corporation                                            0.39%             40       40.52        1,621
SAN SM      Santander Central Hispano S.A. #                               0.83%            204       17.16        3,500
TRV         The Travelers Companies, Inc.                                  1.04%             98       44.55        4,366
UCG IM      UniCredito Italiano SpA #                                      0.83%            646        5.42        3,503

Health Care (9.44%):
AMED        Amedisys, Inc. *                                               0.17%             13       54.42          707
AMGN        Amgen Inc. *                                                   2.19%            144       64.08        9,227
CRY         CryoLife, Inc. *                                               0.17%             44       16.04          706
ESRX        Express Scripts, Inc. *                                        1.11%             63       74.19        4,674
FRX         Forest Laboratories, Inc. *                                    0.68%             79       36.27        2,865
GTIV        Gentiva Health Services, Inc. *                                0.40%             60       27.74        1,664
GILD        Gilead Sciences, Inc. *                                        1.61%            127       53.21        6,758
KND         Kindred Healthcare, Inc. *                                     0.60%             80       31.55        2,524
LHCG        LHC Group Inc. *                                               0.26%             37       29.56        1,094
MATK        Martek Biosciences Corporation *                               0.55%             69       33.72        2,327
BABY        Natus Medical Incorporated *                                   0.34%             57       24.70        1,408
VAR         Varian Medical Systems, Inc. *                                 0.49%             32       63.76        2,040
VPHM        ViroPharma Incorporated *                                      0.51%            145       14.86        2,155
ZOLL        Zoll Medical Corporation *                                     0.36%             43       35.00        1,505

Industrials (15.94%):
AVAV        Aerovironment Inc. *                                           0.35%             43       33.80        1,453
ECOL        American Ecology Corporation                                   0.17%             22       32.54          716
AMN         Ameron International Corporation                               0.54%             19      118.61        2,254
AZZ         AZZ Incorporated *                                             0.27%             25       44.79        1,120
BMI         Badger Meter, Inc.                                             0.34%             30       47.38        1,421
BECN        Beacon Roofing Supply, Inc. *                                  0.35%             90       16.19        1,457
BA          The Boeing Company                                             3.33%            211       66.34       13,998
BUCY        Bucyrus International, Inc.                                    0.32%             19       70.68        1,343
CAT         Caterpillar Inc.                                               3.32%            195       71.68       13,978
GTLS        Chart Industries, Inc. *                                       0.64%             58       46.16        2,677
CIR         Circor International, Inc.                                     0.49%             33       61.93        2,044
DOV         Dover Corporation                                              1.02%             86       49.96        4,297
EFX         Equifax Inc.                                                   0.51%             60       35.83        2,150
ESE         ESCO Technologies Inc. *                                       0.62%             53       48.86        2,590
FAST        Fastenal Company                                               0.25%             20       53.18        1,064
FLS         Flowserve Corporation                                          0.45%             14      136.18        1,906
IIVI        II-VI Incorporated *                                           0.65%             62       44.18        2,739
KTII        K-Tron International, Inc. *                                   0.18%              5      148.70          743
KSU         Kansas City Southern *                                         0.28%             23       51.41        1,182
MEA         Metalico Inc. *                                                0.23%             73       12.95          945
NWPX        Northwest Pipe Company *                                       0.25%             18       57.24        1,030
RBN         Robbins & Myers, Inc.                                          0.18%             16       45.99          736
RHI         Robert Half International Inc.                                 0.46%             74       25.96        1,921
SXE         Stanley Inc. *                                                 0.38%             46       34.34        1,580
WAB         Wabtec Corporation                                             0.17%             12       59.69          716
WGOV        Woodward Governor Company                                      0.19%             17       46.76          795

                    Schedule of Investments (cont'd.)

               Target VIP Portfolio, September 2008 Series
                                 FT 1790


At the Opening of Business on the Initial Date of Deposit-August 29, 2008


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Information Technology (16.57%):
ADBE        Adobe Systems Incorporated *                                    2.20%           209     $ 44.31     $  9,261
ALTR        Altera Corporation                                              0.88%           158       23.41        3,699
BIDU        Baidu.com, Inc. (ADR) +*                                        0.38%             5      316.54        1,583
CYBS        CyberSource Corporation *                                       0.57%           137       17.63        2,415
FLIR        FLIR Systems, Inc. *                                            0.17%            19       36.89          701
LLTC        Linear Technology Corporation                                   0.24%            30       33.25          997
MFLX        Multi-Fineline Electronix, Inc. *                               0.21%            51       17.68          902
ORCL        Oracle Corporation *                                            3.76%           699       22.64       15,825
QLGC        QLogic Corporation *                                            0.24%            52       19.02          989
QCOM        QUALCOMM Inc.                                                   2.90%           226       53.97       12,197
RIMM        Research in Motion Limited +*                                   2.35%            78      126.65        9,879
SAPE        Sapient Corporation *                                           0.58%           257        9.43        2,423
SYMC        Symantec Corporation *                                          0.60%           112       22.65        2,537
TNS         TNS Inc. *                                                      0.28%            51       23.07        1,177
TQNT        TriQuint Semiconductor, Inc. *                                  0.46%           299        6.53        1,952
VOCS        Vocus, Inc. *                                                   0.32%            37       36.41        1,347
VLTR        Volterra Semiconductor Corp. *                                  0.19%            51       15.72          802
XLNX        Xilinx, Inc.                                                    0.24%            38       26.66        1,013

Materials (6.81%):
AGU         Agrium Inc. +                                                   0.83%            42       83.28        3,498
CCC         Calgon Carbon Corporation *                                     0.40%            84       19.91        1,672
CF          CF Industries Holdings, Inc.                                    0.50%            14      150.60        2,108
CLF         Cleveland-Cliffs Inc.                                           0.65%            27      101.57        2,742
CMP         Compass Minerals International, Inc.                            0.17%            10       70.25          702
FMC         FMC Corporation                                                 0.34%            19       74.66        1,418
MOS         The Mosaic Company                                              2.96%           117      106.25       12,431
NEU         NewMarket Corporation                                           0.50%            31       68.27        2,116
STLD        Steel Dynamics, Inc.                                            0.17%            28       25.14          704
TRA         Terra Industries Inc.                                           0.29%            24       50.44        1,211

Telecommunication Services (7.49%):
T           AT&T Inc.                                                       3.33%           435       32.23       14,020
BT/A LN     BT Group Plc #                                                  0.83%         1,108        3.16        3,504
DTE GY      Deutsche Telekom AG #                                           0.83%           210       16.68        3,503
FTE FP      France Telecom S.A. #                                           0.83%           119       29.48        3,508
TIT IM      Telecom Italia SpA #                                            0.83%         2,203        1.59        3,503
TLSN SS     TeliaSonera AB #                                                0.84%           500        7.09        3,544

Utilities (1.98%):
D           Dominion Resources, Inc.                                        0.43%            41       44.37        1,819
ENEL IM     Enel SpA #                                                      0.83%           379        9.23        3,498
LG          The Laclede Group, Inc.                                         0.50%            45       46.83        2,107
STR         Questar Corporation                                             0.16%            13       52.71          685
TE          TECO Energy, Inc.                                               0.06%            15       17.94          269
                                                                          _______                               ________
                 Total Investments                                        100.00%                               $420,446
                                                                          =======                               ========
___________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

        Value Line(R) Target 25 Portfolio, September 2008 Series
                                 FT 1790


                    At the Opening of Business on the
                 Initial Date of Deposit-August 29, 2008


                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
___________________________________                                     ____________    ______      _________     _____________
Common Stocks (100.00%):

Consumer Discretionary (3.95%):
ARO         Aeropostale, Inc. *                                           1.01%           47        $ 34.56       $  1,624
BIG         Big Lots, Inc. *                                              1.01%           55          29.55          1,625
ROST        Ross Stores, Inc.                                             1.93%           77          40.26          3,100

Energy (47.95%):
APA         Apache Corporation                                           14.40%          202         114.36         23,101
ESV         ENSCO International Incorporated                              3.71%           86          69.20          5,951
HAL         Halliburton Company                                          14.74%          531          44.51         23,635
HP          Helmerich & Payne, Inc.                                       2.27%           63          57.76          3,639
HES         Hess Corporation                                             12.83%          195         105.53         20,578

Health Care (2.02%):
AMED        Amedisys, Inc. *                                              1.02%           30          54.42          1,633
CRY         CryoLife, Inc. *                                              1.00%          100          16.04          1,604

Industrials (11.51%):
ECOL        American Ecology Corporation                                  1.01%           50          32.54          1,627
BUCY        Bucyrus International, Inc.                                   1.89%           43          70.68          3,039
FLS         Flowserve Corporation                                         2.80%           33         136.18          4,494
KTII        K-Tron International, Inc. *                                  1.02%           11         148.70          1,636
KSU         Kansas City Southern *                                        1.67%           52          51.41          2,673
RBN         Robbins & Myers, Inc.                                         1.00%           35          45.99          1,610
WAB         Wabtec Corporation                                            1.01%           27          59.69          1,612
WGOV        Woodward Governor Company                                     1.11%           38          46.76          1,777

Materials (34.57%):
AGU         Agrium Inc. +                                                 4.98%           96          83.28          7,995
CF          CF Industries Holdings, Inc.                                  3.10%           33         150.60          4,970
CLF         Cleveland-Cliffs Inc.                                         3.93%           62         101.57          6,297
CMP         Compass Minerals International, Inc.                          1.01%           23          70.25          1,616
FMC         FMC Corporation                                               2.00%           43          74.66          3,210
MOS         The Mosaic Company                                           17.82%          269         106.25         28,581
TRA         Terra Industries Inc.                                         1.73%           55          50.44          2,774
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $160,401
                                                                        =======                                   ========
___________

See "Notes to Schedules of Investments" on page 29.

Page 28


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on August 29, 2008. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of Securities    Profit
                                                                 to Sponsor            (Loss)
                                                                 __________________    ________
The Dow(R) Target 10 Portfolio, September 2008 Series            $175,704              $1,248
The Dow(R) Target Dividend Portfolio, September 2008 Series       169,007                 383
Target Double Play Portfolio, September 2008 Series               174,591                (437)
Target Focus Four Portfolio, September 2008 Series                390,542                (351)
Target Triad Portfolio, September 2008 Series                     442,432               1,455
Target VIP Portfolio, September 2008 Series                       420,394                  52
Value Line(R) Target 25 Portfolio, September 2008 Series          161,567              (1,166)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 5.00%, 4.98%, 13.32%, 24.51%, 20.20% and 4.98% of the investments of The Dow(R) Target Dividend
Portfolio, September 2008 Series; Target Double Play Portfolio,
September 2008 Series; Target Focus Four Portfolio, September 2008 Series; Target Triad Portfolio, September 2008 Series; Target VIP
Portfolio, September 2008 Series; and Value Line (R) Target 25
Portfolio, September 2008 Series, respectively.

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.

# Each Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1790, consists of seven separate portfolios set forth below:

- Dow(R) Target 10 Sept. '08 - Term 9/30/09
(The Dow(R) Target 10 Portfolio, September 2008 Series)
- Dow(R) Target Dvd. Sept. '08 - Term 11/30/09
(The Dow(R) Target Dividend Portfolio, September 2008 Series)
- Target Dbl. Play Sept. '08 - Term 11/30/09
(Target Double Play Portfolio, September 2008 Series)
- Target Focus 4 Sept. '08 - Term 11/30/09
(Target Focus Four Portfolio, September 2008 Series)
- Target Triad Sept. '08 - Term 11/30/09
(Target Triad Portfolio, September 2008 Series)
- Target VIP Sept. '08 - Term 11/30/09
(Target VIP Portfolio, September 2008 Series)
- Value Line(R) Target 25 Sept. '08 - Term 11/30/09
(Value Line(R) Target 25 Portfolio, September 2008 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

              The Dow(R) Target 10 Portfolio

The Dow(R) Target 10 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Trust seeks to uncover stocks that may be out of favor or undervalued.
Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks.

The Dow(R) Target 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average(sm) ("DJIA(sm)") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 highest dividend-yielding stocks for The Dow(R) Target 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 10 Portfolio is considered to be a Large-Cap Value Trust.


           The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

- Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.

- Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "The Dow(R) Target Dividend
Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy component of the Target Double Play Portfolio were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the initial date of deposit, gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 30% common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise the S&P Target SMid 60 Strategy and the NYSE(R) International Target 25 Strategy components of the Target Focus Four Portfolio were selected as follows:

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") (excluding Registered Investment
Companies, Limited Partnerships and Business Development Companies) as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:
          - Price to cash flow;
          - 12-month change in return on assets;
          - 3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

NYSE(R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to provide the potential for above-average capital appreciation, has been developed for this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy;

- Approximately 30% common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% common stocks which comprise the Target Growth
Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Focus Four
Portfolio." The Securities which comprise the Target Diversified
Dividend Strategy and the Target Growth Strategy components of the Target Triad Portfolio were selected as follows:

Target Diversified Dividend Strategy.

The Target Diversified Dividend Strategy seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $250 million;

- Minimum three-month average daily trading volume of $1.5 million; and

- Minimum stock price of $5.

Step 2: We eliminate Real Estate Investment Trusts ("REITs"), American Depositary Receipts, Registered Investment Companies and Limited
Partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

- Indicated dividend yield - 50%;

- Price to book - 25%; and

- Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

Target Growth Strategy.

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

- Minimum market capitalization of $6 billion;

- Minimum three month average daily trading volume of $5 million; and

- Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

- Sustainable growth rate;

- Change in return on assets; and

- Recent price appreciation.

Step 5:We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(R) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio." The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

"Dow Jones Industrial Average(sm)," "Dow(R)," "DJIA(sm)" and "Dow Jones U.S. Select Dividend Index(sm)" are trademarks or service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(R) Target 10 Portfolio, The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio and the Target VIP Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, the Target Focus Four Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and the Target Triad Portfolio, which use the "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), Dow Jones U.S. Select Dividend Index(sm), Nasdaq-100 Index, NYSE International 100 Index(sm), S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of The Dow(R) Target 10 Portfolio and the 15-month life of The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Four of the Securities in the Value Line(R) Target 25 Portfolio and four of the Securities in the Target Double Play Portfolio represent approximately 59.79% and 29.91%, respectively, of the value of such Trust. If these stocks decline in value, you may lose a substantial portion of your investment.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.

The Dow(R) Target 10 Portfolio is concentrated in stocks of financial companies. The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial companies. The Target Double Play Portfolio is concentrated in stocks of financial companies. The Target Focus Four Portfolio is concentrated in stocks of financial companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of energy and basic materials companies.

Energy. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Materials. General risks of the basic materials sector include the general state of the economy, consolidation, domestic and international politics and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the U.S. and developed foreign markets.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by Euroclear, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

Small-Cap Companies. Certain of the Securities in certain of the Trusts are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Reynolds American Inc. and UST Inc., or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Dow Jones U.S. Select Dividend Index(sm) and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

                            COMPARISON OF TOTAL RETURN(2)

   (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                          Hypothetical Strategy Total Returns(1)

           The        The Dow(R)  Target     Target                            Value                      Dow Jones
           Dow(R)     Target      Double     Focus      Target     Target      Line(R)                    U.S. Select
           Target 10  Dividend    Play       Four       Triad      VIP         Target 25                  Dividend    S&P 500
Year       Strategy   Strategy    Strategy   Strategy   Strategy   Strategy    Strategy       DJIA(sm)    Index(sm)   Index
_______    _________  __________  ________   ________   ________   ________    _________      _______     _________   _______
1972        19.81%                                                                             18.48%                   19.00%
1973         1.72%                                                                            -13.28%                  -14.69%
1974        -3.22%                                                                            -23.57%                  -26.47%
1975        53.89%                                                                             44.75%                   37.23%
1976        32.86%                                                                             22.82%                   23.93%
1977        -4.27%                                                                            -12.84%                   -7.16%
1978        -2.52%                                                                              2.79%                    6.57%
1979        10.54%                                                                             10.55%                   18.61%
1980        25.27%                                                                             22.16%                   32.50%
1981         4.99%                                                                             -3.57%                   -4.92%
1982        24.77%                                                                             27.11%                   21.55%
1983        36.46%                                                                             25.96%                   22.56%
1984         5.44%                                                                              1.30%                    6.27%
1985        27.33%                                                              32.04%         33.55%                   31.72%
1986        33.01%                                                              20.03%         27.10%                   18.67%
1987         3.27%                                                              16.91%          5.48%                    5.25%
1988        22.00%                                                              -9.36%         16.14%                   16.56%
1989        23.91%                                                              47.97%         32.19%                   31.62%
1990       -10.13%                                                   -0.85%      2.97%         -0.56%                   -3.10%
1991        32.64%                                                   57.04%     83.58%         24.19%                   30.40%
1992         5.27%      28.71%      12.48%                            4.16%     -2.50%          7.41%     22.65%         7.61%
1993        24.33%      18.24%      21.67%                           22.10%     25.10%         16.93%     14.59%        10.04%
1994         1.71%      -8.33%       2.05%                            2.16%     12.31%          5.01%     -0.19%         1.32%
1995        34.01%      46.89%      49.39%                           42.87%     52.00%         36.87%     42.80%        37.54%
1996        25.50%      16.18%      35.28%     26.76%     21.17%     38.69%     54.09%         28.89%     25.08%        22.94%
1997        18.92%      40.70%      37.31%     37.53%     35.10%     25.93%     34.13%         24.94%     37.83%        33.35%
1998         8.03%       2.90%      47.07%     31.07%     27.56%     51.14%     90.75%         18.15%      4.33%        28.58%
1999         2.55%      -6.61%      53.01%     45.40%     32.10%     48.87%    111.46%         27.21%     -4.08%        21.04%
2000         3.27%      25.82%       7.06%      9.65%     11.97%     -4.72%    -10.57%         -4.71%     24.86%        -9.10%
2001        -5.20%      40.61%      20.17%     20.44%      5.07%    -11.13%     -0.01%         -5.43%     13.09%       -11.88%
2002       -11.07%      -0.89%     -12.43%    -11.10%    -11.60%    -21.39%    -23.79%        -15.01%     -3.94%       -22.09%
2003        25.25%      32.16%      35.73%     39.21%     38.49%     34.94%     39.36%         28.26%     30.16%        28.67%
2004         1.85%      18.98%      20.51%     21.88%     18.70%     13.18%     21.88%          5.30%     18.14%        10.87%
2005        -7.43%       2.31%      11.06%      9.03%     12.47%      6.80%     19.71%          1.72%      3.79%         4.91%
2006        27.16%      17.72%       9.22%     14.35%     17.74%     11.89%      1.44%         19.03%     19.54%        15.78%
2007        -0.54%       1.11%      12.43%      7.02%     13.45%      9.26%     24.35%          8.87%     -5.16%         5.49%
2008       -20.35%     -19.92%     -16.10%    -16.31%    -11.62%    -17.33%    -11.86%        -12.99%    -17.90%       -12.65%
(thru 7/31)


________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly (except for the Dow Jones U.S. Select Dividend Index(sm), which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                     Average Annual
Strategy                             Total Return     Corresponding Index                                      Index Return
________                             ______________   ___________________                                      ____________
The Dow(R) Target 10 Strategy        12.57%           DJIA(sm) (from 01/01/72 through 12/31/07)                11.68%
The Dow(R) Target Dividend Strategy  16.04%           Dow Jones U.S. Select Dividend Index(sm)                 14.30%
                                                      (from 01/01/92 through 12/31/07)
                                                      S&P 500 Index (from 01/01/92 through 12/31/07)           10.30%
Target Double Play Strategy          21.28%           S&P 500 Index (from 01/01/92 through 12/31/07)           10.30%
Target Focus Four Strategy           19.90%           S&P 500 Index (from 01/01/96 through 12/31/07)            9.31%
Target Triad Strategy                17.72%           S&P 500 Index (from 01/01/96 through 12/31/07)            9.31%
Target VIP Strategy                  16.27%           S&P 500 Index (from 01/01/90 through 12/31/07)           10.54%
Value Line(R) Target 25 Strategy     24.06%           S&P 500 Index (from 01/01/85 through 12/31/07)           12.60%

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2008 through December 19, 2008. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ____________     __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%


*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after publication of the market values normally used by such Trust but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
____________________________              __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of a Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to a Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, Standard & Poor's, The NASDAQ Stock Market LLC, NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

 Each Trust is expected to hold shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes. It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one

Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of such Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at the address set forth on the back cover of this prospectus. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow (R) Target 10 Portfolio, The Dow (R) Target Dividend Portfolio, the Target Double Play Portfolio, or the Value Line (R) Target 25 Portfolio, or 5,000 Units of the Target Focus Four Portfolio, the Target Triad Portfolio or the Target VIP Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $105 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 2007, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $56,998,038 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS

Unit Servicing Agent's address is 1001 Warrenville Road, Lisle, Illinois 60532. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC. (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                 This page is intentionally left blank.


Page 57


                 This page is intentionally left blank.


Page 58


                 This page is intentionally left blank.


Page 59

                                 First Trust(R)

                    Dow(R Target 10 Sept. '08 - Term 9/30/09
                  Dow(R) Target Dvd. Sept. '08 - Term 11/30/09
                   Target Dbl. Play Sept. '08 - Term 11/30/09
                    Target Focus 4 Sept. '08 - Term 11/30/09
                     Target Triad Sept. '08 - Term 11/30/09
                      Target VIP Sept. '08 - Term 11/30/09
               Value Line (R) Target 25 Sept. '08 - Term 11/30/09

                                     FT 1790

                                    Sponsor:

                           First Trust Portfolios L.P.
                           Member SIPC o Member FINRA
                              1001 Warrenville Road
                              Lisle, Illinois 60532
                                 1-630-241-4141



         FTPS Unit Servicing Agent:               Trustee:
             FTP Services LLC           The Bank of New York Mellon
            1001 Warrenville Road            101 Barclay Street
            Lisle, Illinois 60532         New York, New York 10286
               1-866-514-7768                  1-800-813-3074
                                            24-Hour Pricing Line:
                                               1-800-446-0132

                            ________________________
    When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

    THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
      MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
    COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                    ILLEGAL.
                            ________________________

      This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                                   under the:

           -  Securities Act of 1933 (file no. 333-151768) and

           -  Investment Company Act of 1940 (file no. 811-05903)

      Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
     D.C. Information regarding the operation of the SEC's Public Reference
                   Room may be obtained by calling the SEC at
                                 1-202-942-8090.

     Information about the Trusts is available on the EDGAR Database on the
                             SEC's Internet site at
                               http://www.sec.gov.

                     To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                                 August 29, 2008


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE


Page 60


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1790 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated August 29, 2008. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC.                                    2
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   3
   Dividends                                                    4
   Foreign Issuers                                              4
   Exchange Rates                                               5
   Small-Cap Companies                                          8
Litigation
   Tobacco Industry                                             8
Concentrations
   Energy                                                       9
   Financials                                                  10
   Materials                                                   13
Securities
   The Dow(R) DART 5 Strategy Stocks                           13
   The Dow(R) Target 10 Strategy Stocks                        13
   The Dow(R)Target Dividend Strategy Stocks                   14
   European Target 20 Strategy Stocks                          15
   The Nasdaq(R) Target 15 Strategy Stocks                     16
   NYSE(R) International Target 25 Strategy Stocks             17
   The S&P Target 24 Strategy Stocks                           19
   S&P Target SMid 60 Strategy Stocks                          20
   Target Diversified Dividend Strategy Stocks                 24
   Target Growth Strategy Stocks                               26
   Target Small-Cap Strategy Stocks                            27
   Value Line(R) Target 25 Strategy Stocks                     29

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the

Dow Jones U.S. Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, THE S&P SMALLCAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The NASDAQ Stock Market LLC (which with its affiliates are the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy of the Target Triad Portfolio and the Target Focus Four Portfolio.

NYSE does not: sponsor, endorse, sell or promote the Target Triad Portfolio or the Target Focus Four Portfolio; recommend that any person invest in the Target Triad Portfolio or the Target Focus Four Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the Target Triad Portfolio or the Target Focus Four Portfolio; have any responsibility or liability for the administration, management or marketing of the Target Triad Portfolio or the Target Focus Four Portfolio; consider the needs of the Target Triad Portfolio or the Target Focus Four Portfolio or the owners of the Target Triad Portfolio or the Target Focus Four Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the Target Triad Portfolio or the Target Focus Four Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the Target Triad Portfolio or the Target Focus Four Portfolio, the owner of the Target Triad Portfolio or the Target Focus Four Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the Target Triad Portfolio or the Target Focus Four Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since certain of the Securities in The Dow(R)Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Exchange Rates. The Target VIP Portfolio contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

                        Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                              United Kingdom
        Annual                Pound Sterling/        Euro/
        Period                U.S. Dollar            U.S. Dollar
        ______                _______________        ___________
        1983                  0.616-0.707                N.A.
        1984                  0.670-0.864                N.A.
        1985                  0.672-0.951                N.A.
        1986                  0.643-0.726                N.A.
        1987                  0.530-0.680                N.A.
        1988                  0.525-0.601                N.A.
        1989                  0.548-0.661                N.A.
        1990                  0.504-0.627                N.A.
        1991                  0.499-0.624                N.A.
        1992                  0.499-0.667                N.A.
        1993                  0.630-0.705                N.A.
        1994                  0.610-0.684                N.A.
        1995                  0.610-0.653                N.A.
        1996                  0.583-0.670                N.A.
        1997                  0.584-0.633                N.A.
        1998                  0.584-0.620                N.A.
        1999                  0.597-0.646            0.845-0.999
        2000                  0.605-0.715            0.968-1.209
        2001                  0.678-0.707            1.045-1.194
        2002                  0.621-0.709            0.953-1.164
        2003                  0.560-0.636            0.794-0.929
        2004                  0.514-0.568            0.738-0.844
        2005                  0.518-0.583            0.743-0.857
        2006                  0.509-0.576            0.755-0.839
        2007                  0.481-0.509            0.683-0.767

Source: Bloomberg L.P.


                            End of Month Exchange Rates
                               for Foreign Currencies

                                United Kingdom
                                Pound Sterling/      Euro/
           Monthly Period       U.S. Dollar          U.S. Dollar
           ______________       _______________      ___________
           2005:
            January                .531                 .767
            February               .521                 .756
            March                  .529                 .771
            April                  .524                 .777
            May                    .548                 .809
            June                   .558                 .826
            July                   .569                 .825
            August                 .555                 .811
            September              .567                 .832
            October                .565                 .834
            November               .578                 .848
            December               .580                 .844
           2006:
            January                .562                 .823
            February               .570                 .839
            March                  .576                 .825
            April                  .548                 .792
            May                    .535                 .781
            June                   .541                 .782
            July                   .535                 .783
            August                 .525                 .780
            September              .534                 .789
            October                .524                 .784
            November               .509                 .755
            December               .510                 .758
           2007:
            January                .509                 .767
            February               .509                 .756
            March                  .508                 .749
            April                  .500                 .733
            May                    .505                 .743
            June                   .498                 .738
            July                   .492                 .731
            August                 .496                 .734
            September              .488                 .701
            October                .481                 .690
            November               .486                 .683
            December               .504                 .685
           2008:
            January                .503                 .673
            February               .505                 .659
            March                  .504                 .633
            April                  .503                 .640
            May                    .504                 .643
            June                   .502                 .635
            July                   .504                 .641

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under Illinois law. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law. However, Philip Morris also faces several other potential class actions claiming that the marketing of "light" cigarettes deceived people into believing they are healthier, although those cases are not now perceived as a threat given the Price decision.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Energy. An investment in Units of The Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks an investment in Securities of companies involved in the energy sector may entail. The business activities of companies held in the Trust may include: production, generation, transmission, marketing, control, or measurement of gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy sector include the price and availability of oil from the Middle East, changes in U.S. environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the sector over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the petroleum products sector. While legislation has been enacted to deregulate certain aspects of the oil sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum sector stocks in the Trust.

Financials. An investment in The Dow(R) Target 10 Portfolio, The Dow(R) Target Dividend Portfolio, The Target Focus Four Portfolio and The Target Double Play Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Materials. An investment in The Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the materials sector in general. Companies in the materials sector are involved in the production of aluminum, chemicals, commodities, chemicals specialty products, forest products, non-ferrous mining products, paper products, precious metals and steel. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow (R) DART 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

The Boeing Company, headquartered in Chicago, Illinois, produces and markets commercial jet transports and provides related support services, principally to commercial customers. The company also develops, produces, modifies and supports military aircraft and helicopters and related systems, and electronic, space and missile systems.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.


                  The Dow(R) Target 10 Strategy Stocks


American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and internationally.

Citigroup Inc., headquartered in New York, New York, operates one of the largest financial services companies in the United States. The company offers consumer, investment and private banking, life insurance and consumer finance products.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns NBC Universal, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


               The Dow(R) Target Dividend Strategy Stocks


Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota.

BB&T Corporation, headquartered in Winston-Salem, North Carolina, through subsidiaries, conducts a general banking business in four states and Washington, D.C.; offers lease financing to commercial businesses and municipal governments; and reinsures and underwrites certain credit life and credit accident and health insurance policies.

Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, is a producer of air-cooled gasoline engines and other gasoline engine powered equipment which are sold to manufacturers of lawn and garden equipment worldwide.

The Colonial BancGroup, Inc., headquartered in Montgomery, Alabama, conducts a general commercial banking business through offices in six states and operates a retail and wholesale mortgage banking business. The company, through its wholly-owned banking subsidiary, Colonial Bank, conducts a general commercial banking business in its respective service areas.

F.N.B. Corporation, headquartered in Hermitage, Pennsylvania, is a financial services holding company. The company, through its subsidiaries in Pennsylvania, northern and central Tennessee, and eastern Ohio, provides a variety of financial services, primarily to consumers and small to medium-sized businesses.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

The New York Times Company (Class A), headquartered in New York, New York, publishes The New York Times and The Boston Globe newspapers, other daily and non-daily papers in six states, and several magazines; produces newsprint; operates television and radio stations, and news and information services; produces videos and TV programming; and conducts electronic information operations.

Pacific Capital Bancorp, headquartered in Santa Barbara, California, is a bank holding company for Santa Barbara Bank and Trust, First National Bank of Central California and its affiliate, South Valley National Bank.

People's United Financial Inc., headquartered in Bridgeport,
Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Umpqua Holdings Corporation, headquartered in Portland, Oregon, offers commercial and retail banking services, and retail brokerage services through its wholly-owned subsidiary, Umpqua Bank.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Washington Federal, Inc., headquartered in Seattle, Washington, is a non-diversified unitary savings and loan holding company that conducts its operations through a federally insured savings and loan association subsidiary, Washington Federal Savings and Loan Association.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and delivers equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in the Northeast and throughout the United States.

Zions Bancorporation, headquartered in Salt Lake City, Utah, conducts a banking business through offices in seven states. The company also underwrites insurance; operates an insurance brokerage business; and provides innovative financing solutions for small businesses nationwide.


                   European Target 20 Strategy Stocks


Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Banco Bilbao Vizcaya Argentaria, S.A., headquartered in Bilbao, Spain, engages in the retail banking, asset management, private banking, and wholesale banking businesses worldwide.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Credit Agricole S.A., headquartered in Paris, France, is the lead bank of the Credit Agricole Group. The company acts as the central bank of the Credit Agricole Group, coordinates its sales and marketing strategy and ensures the liquidity and solvency of each of the Caisses Regionales. The company, through its subsidiaries, designs and manages specialized financial products that are distributed primarily by the Caisses Regionales.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG, headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

France Telecom S.A., headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services in more than 80 countries and territories.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Intesa Sanpaolo, headquartered in Milan, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States.

KBC Groupe NV, headquartered in Brussels, Belgium, provides banking and insurance services. The company offers mortgage and consumer loans; project financing, lease financing and factoring; life, health, commercial automobile, liability, industrial accident, and occupational insurance; and manages investment funds.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Renault S.A., headquartered in Boulogne-Billancourt, France, designs, produces, and markets passenger cars and light commercial vehicles. The company also manufactures "Dacia" automobiles in Romania, and "Samsung" cars in South Korea and finances vehicles for dealers and customers.

Santander Central Hispano S.A., headquartered in Madrid, Spain, is a leader in the running of Spanish banks. It offers domestic retail banking, as well as in other European countries and in Latin America.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

TeliaSonera AB, headquartered in Stockholm, Sweden, offers telecommunication services. The company offers mobile communications services in Europe and the United States, as well as operating fixed networks in Northern Europe.

UniCredito Italiano SpA, headquartered in Milan, Italy, one of Italy's largest banking groups, offers asset management; life and property/casualty insurance; and leasing services. The company also underwrites and trades corporate debt and stock internationally and has ownership in several Eastern European banks.


                 The Nasdaq(R) Target 15 Strategy Stocks


Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Baidu.com, Inc. (ADR), headquartered in Beijing, China, provides Chinese language Internet search solutions.

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

FLIR Systems, Inc., headquartered in Portland, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor ("CMOS"), BiCMOS and bipolar and complementary bipolar wafer process technologies.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

Steel Dynamics, Inc., headquartered in Fort Wayne, Indiana, owns and operates a flat-rolled steel mini-mill, producing products such as hot/cold rolled and coated steel products including high strength low alloy and medium carbon steels.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon ("CMOS") programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.


             NYSE(R) International Target 25 Strategy Stocks


Canada
______

Petro-Canada, headquartered in Calgary, Alberta, Canada, is an oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

France
______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

France Telecom S.A. (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Ireland
_______

Allied Irish Banks Plc (ADR), headquartered in Dublin, Ireland, provides a range of banking, financial and related services, principally in Ireland, the United States, the United Kingdom and Poland.

Italy
_____

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
_____

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
_______________

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in the Netherlands, Canada, Mexico, the United Kingdom and the United States.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

Spain
_____

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
___________

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

BT Group PLC (ADR), headquartered in London, England, through its subsidiaries, provides communications solutions and services to business, residential, and wholesale customers in Europe, the Americas, and the Asia-Pacific region.

Lloyds TSB Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal Bank of Scotland Group Plc (ADR), headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    The S&P Target 24 Strategy Stocks


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Best Buy Co., Inc., headquartered in Eden Prairie, Minnesota, sells a wide selection of name brand consumer electronics, home office equipment, entertainment software and appliances through retail stores in numerous states.

The Charles Schwab Corporation, headquartered in San Francisco, California, provides a variety of financial services to individual investors, independent investment managers, retirement plans, and institutions. The company provides its services to customers through multiple service channels, including the Internet, a network of branch offices, and telephone and multilingual technologies.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

Dover Corporation, headquartered in New York, New York, makes, installs and services elevators. The company also makes a broad range of specialized metal fabricated industrial products, electronic components and sophisticated manufacturing equipment.

ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.

Equifax Inc., headquartered in Atlanta, Georgia, principally provides information services to businesses to help them grant credit and authorize and process credit cards and check transactions.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Halliburton Company, headquartered in Houston, Texas, provides a variety of services-equipment, maintenance, engineering and construction-to energy, industrial and governmental customers.

Hasbro, Inc., headquartered in Pawtucket, Rhode Island, designs, manufactures and markets a diverse line of toy products and related items including games, preschool toys, dolls, plush products and infant products.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Murphy Oil Corporation, headquartered in El Dorado, Arkansas, is a worldwide oil and gas exploration and production company with refining and marketing operations. The company's principal activities are located in the United States and the United Kingdom. The company also conducts pipeline and crude oil trading operations in Canada.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

QLogic Corporation, headquartered in Aliso Viejo, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Questar Corporation, headquartered in Salt Lake City, Utah, an integrated energy resources and services holding company, operates two divisions: Market Resources (energy development/production, gas gathering/processing) and Regulated Services (interstate gas transmission and storage activities).

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

TECO Energy, Inc., headquartered in Tampa, Florida, is a utility holding company whose subsidiaries provide retail electric and gas service to customers in central Florida and operate independent power projects in the United States and Latin America.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

UST Inc., headquartered in Greenwich, Connecticut, through its subsidiaries, manufactures and sells smokeless tobacco products (snuff and chewing tobacco), wines and craft beers, and premium cigars.

Varian Medical Systems, Inc., headquartered in Palo Alto, California, designs and produces integrated systems of equipment and software for treating cancer with radiation, as well as cost-effective x-ray tubes for original equipment manufacturers and replacement x-ray tubes and imaging subsystems.

Yum! Brands, Inc., headquartered in Louisville, Kentucky, owns, franchises and licenses quick-service restaurants worldwide. The company's restaurants include "A&W All-American Food Restaurants," "KFC," "Long John Silver's," "Pizza Hut" and "Taco Bell." They serve chicken, pizza, seafood, root beer, hamburgers and Mexican food."


                   S&P Target SMid 60 Strategy Stocks


AAR Corp., headquartered in Wood Dale, Illinois, is a provider of after-market products and services to the worldwide aviation industry.

Agilysys, Inc., headquartered in Mayfield Heights, Ohio, offers technology solutions to address strategic business needs of end-users through the distribution and reselling of servers, storage, software and services.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in the airline business.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, gift wrap, paper party goods, candles, balloons, stationery and giftware. The company's products are sold throughout the world.

Atmos Energy Corporation, headquartered in Dallas, Texas, primarily distributes and sells natural gas to residential, commercial, industrial, agricultural and other customers in service areas located in Texas, Colorado, Georgia, Illinois, Iowa, Kansas, Kentucky, Louisiana, Missouri, Tennessee and Virginia.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

Avocent Corporation, headquartered in Huntsville, Alabama, is a leading supplier of connectivity solutions for enterprise data centers, service providers and financial institutions worldwide.

Black Box Corporation, headquartered in Lawrence, Pennsylvania, is a direct marketer and technical service provider of computer communications and networking equipment and services to businesses of all sizes, operating in 132 countries.

Bob Evans Farms, Inc., headquartered in Columbus, Ohio, is engaged in two businesses: the ownership and operation of a chain of full-service, family restaurants located in 22 states; and the manufacture and sale of fresh and fully cooked pork products and other complementary food products in 30 states.

Borders Group, Inc., headquartered in Ann Arbor, Michigan, operates book, music and movie superstores, including mall-based bookstores, through its subsidiaries, Borders, Inc., Walden Book Company, Inc., Borders U.K. Limited and Borders Australia Pty Limited, among others.

Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, is a producer of air-cooled gasoline engines and other gasoline engine powered equipment which are sold to manufacturers of lawn and garden equipment worldwide.

Buckeye Technologies Inc., headquartered in Memphis, Tennessee, produces value-added, cellulose-based specialty products made up from both wood and cotton, utilizing wetlaid and airlaid technologies.

Callaway Golf Company, headquartered in Carlsbad, California, designs, develops, makes and markets high-quality, innovative golf clubs.

Cathay General Bancorp, headquartered in Los Angeles, California, operates as the holding company for Cathay Bank that offers a range of financial services for individuals, professionals, and small to medium-sized businesses primarily in California.

CIBER, Inc., headquartered in Greenwood Village, Colorado, and its subsidiaries provide information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

Cimarex Energy Co., headquartered in Denver, Colorado, is engaged in oil and gas exploration and production and gas marketing, with exploration and development activities primarily in Louisiana, Oklahoma, Texas and the Hugoton Field of western Kansas.

Collective Brands, Inc., headquartered in Topeka, Kansas, operates as a family footwear retailer. The company offers athletic and casual footwear, dress shoes, sandals, work and fashion boots, and slippers, as well as accessories, such as handbags and hosiery.

Fairchild Semiconductor International, Inc., headquartered in South Portland, Maine, provides products that manage and distribute power and interface solutions for various electronic devices. The company's semiconductors are used in computers, communication products and other applications.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

Gibraltar Industries Inc., headquartered in Buffalo, New York, is a processor of a broad array of high value-added, technically sophisticated steel and other metal products.

Great Plains Energy Incorporated, headquartered in Kansas City, Missouri, provides electricity in the midwestern United States. The company develops competitive generation for the wholesale market. The company is also an electric delivery company with regulated generation. In addition, the company invests in energy-related ventures nationwide.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

HCC Insurance Holdings, Inc., headquartered in Houston, Texas, provides property and casualty, surety, group life, and accident and health insurance products and related agency and reinsurance brokerage services in the United States, the United Kingdom, Spain, Ireland, and Bermuda.

Hot Topic, Inc., headquartered in City of Industry, California, operates mall-based specialty stores selling music-licensed and music-influenced apparel, accessories and gift items. The company targets young men and women between the ages of 12 to 22 years old.

Hutchinson Technology Incorporated, headquartered in Hutchinson, Minnesota, develops, makes and sells precision suspension assemblies for computer rigid disk drives. Suspension assemblies hold the recording heads in position above the spinning magnetic disks in the drive and are critical to maintaining the necessary microscopic clearance between the head and disk.

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

Ingram Micro Inc., headquartered in Santa Ana, California, is a wholesale distributor of information technology products and services. The company also markets computer hardware, networking equipment, and software products, and provides supply chain optimization services and demand generation services for its suppliers and reseller customers.

Integrated Device Technology, Inc., headquartered in Santa Clara,
California, designs, develops, manufactures and markets high-performance semiconductor products and modules for data communications and telecommunications equipment, personal computers and shared network devices.

JAKKS Pacific, Inc., headquartered in Malibu, California, develops, markets and distributes a variety of toys and electronic products for children including specialty dolls and related accessories; toys featuring popular entertainment properties and characters; and collectible and toy vehicles.

JetBlue Airways Corporation, headquartered in Forest Hills, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

Lear Corporation, headquartered in Southfield, Michigan, designs and manufactures interior systems and components for automobiles and light trucks.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

MedCath Corporation, headquartered in Charlotte, North Carolina, focuses primarily on the diagnosis and treatment of cardiovascular disease. The company, in partnership with physicians throughout the United States, owns and operates hospitals. In addition, the company also operates diagnostic and therapeutic cardiac care facilities.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

MPS Group, Inc., headquartered in Jacksonville, Florida, provides consulting, solutions, and staffing services to businesses in the United States, Canada, the United Kingdom and Europe. The company provides its services in the disciplines of information technology, finance and accounting, law, electronic business, engineering, human capital automation, executive search and work force management.

Neenah Paper, Inc., headquartered in Alpharetta, Georgia, produces fine papers and technical products, as well as bleached kraft market pulp primarily in the United States, Canada, and Europe.

OfficeMax Inc., headquartered in Boise, Idaho, is a distributor of office products and building materials and an integrated manufacturer and distributor of paper and wood products.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

Regis Corporation, headquartered in Edina, Minnesota, operates and franchises hair and retail product salons under the names "Regis
Hairstylists," "Supercuts," "MasterCuts," "Trade Secret," and
"SmartStyle." The company operates salons worldwide.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Scholastic Corporation, headquartered in New York, New York, and its subsidiaries engage in publishing and distributing children's books worldwide. The company creates educational and entertaining materials and products for use in school and at home.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications.

SEACOR Holdings Inc., headquartered in Houston, Texas, is a provider of offshore marine services to the oil and gas exploration and production industry. The company also provides oil spill response services to owners of tank vessels and oil storage, processing and handling facilities.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Spherion Corporation, headquartered in Fort Lauderdale, Florida, provides staffing, recruiting, and workforce solutions in North America.

Stage Stores, Inc., headquartered in Houston, Texas, operates as a specialty department store retailer in the United States.

Sterling Financial Corporation, headquartered in Spokane, Washington, is a unitary savings and loan holding company, the significant operating subsidiary of which is Sterling Savings Bank.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

UCBH Holdings, Inc., headquartered in San Francisco, California, a bank holding company, provides a range of personal and commercial banking services to small and medium-sized businesses, business executives, professionals and other individuals through its wholly owned banking subsidiary, United Commercial Bank.

United Community Banks, Inc., headquartered in Blairsville, Georgia, operates as a multi-bank holding company that provides retail and corporate banking services in the United States.

Volt Information Sciences, Inc., headquartered in New York, New York, provides staffing, and telecommunications and information solution services in the United States. The company operates in four segments:
Staffing Services; Telephone Directory; Telecommunications Services; and Computer Systems.

Watts Water Technologies, Inc., headquartered in North Andover,
Massachusetts, is a global manufacturer of safety and flow control products for residential and commercial plumbing, heating and water quality markets.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

               Target Diversified Dividend Strategy Stocks


Advanta Corp. (Class B), headquartered in Spring House, Pennsylvania, provides financial services products that include business credit cards, insurance, and deposit products. The company utilizes direct marketing and other sources of information to develop data and modeling tools to identify potential customers and target markets.

Archer-Daniels-Midland Company, headquartered in Decatur, Illinois, is engaged in the business of procuring, transporting, storing, processing and merchandising agricultural commodities and products such as oil seeds, corn and wheat.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Brookfield Homes Corporation, headquartered in Fairfax, Virginia, builds homes and develops land in master-planned communities. The company specializes in single-family and multi-family homes primarily for move-up and luxury buyers primarily in markets in California and northern Virginia.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, is a holding company whose principal subsidiaries, Capital One Bank and Capital One, F.S.B., offer consumer lending products.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Cognex Corporation, headquartered in Natick, Massachusetts, designs, develops, makes and sells machine vision systems which are used to replace human vision in a wide range of manufacturing processes in the semiconductor, electronics, automotive, graphic arts and pharmaceutical industries.

Consolidated Edison, Inc. (Con Edison), headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Eaton Corporation, headquartered in Cleveland, Ohio, is a global manufacturer of highly engineered products that serve industrial, vehicle, construction, commercial, aerospace and semiconductor markets.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Gannett Co., Inc., headquartered in McLean, Virginia, is a diversified news and information company that publishes newspapers, operates broadcasting stations and is engaged in marketing, commercial printing, a newswire service, data services and news programming.

Imation Corp., headquartered in Oakdale, Minnesota, is a developer and manufacturer of magnetic and optical removal data storage media products sold in more than 60 countries worldwide.

Journal Communications, Inc., headquartered in Milwaukee, Wisconsin, is a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. The company is the publisher of the Milwaukee Journal Sentinel, as well as other community newspapers and shoppers in various states.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Lehman Brothers Holdings Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high-net-worth individual clients throughout the United States and the world.

Macquarie Infrastructure Company LLC, headquartered in New York, New York, owns, operates, and invests in a diversified group of infrastructure businesses, which provide basic, everyday services in the United States.

Methanex Corporation, headquartered in Vancouver, British Columbia, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and is used in fuel cell applications.

Molex Incorporated, headquartered in Lisle, Illinois, engages in the design, manufacture and distribution of electronic components. The company offers terminals, connectors, planar cables, cable assemblies, interconnection systems, fiber optic interconnection systems, backplanes and mechanical and electronic switches.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products, including hot-rolled and cold-rolled sheet, galvanized sheet, cold finished steel and more.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Seagate Technology, headquartered in George Town, Grand Cayman, the Cayman Islands, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Steelcase Inc., headquartered in Grand Rapids, Michigan, is the world's largest manufacturer and provider of office furniture, office furniture systems and related products and services.

SUPERVALU INC., headquartered in Eden Prairie, Minnesota, operates within two complementary businesses in the United States grocery food industry: grocery retail and food distribution.

Teekay Corporation, headquartered in Nassau, Bahamas, provides international petroleum product and crude oil transportation services to major oil companies and oil traders, and government agencies. Services are provided through a fleet of medium size oil tankers worldwide.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States.

Tsakos Energy Navigation Ltd., headquartered in Athens, Greece, owns and operates a fleet of tankers suitable for transporting crude oil, refined petroleum products and other liquids.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Weyerhaeuser Company, headquartered in Federal Way, Washington, is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, real estate development and construction and other real estate-related activities.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business segments:
pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil," "Centrum," "Dimetapp" and "Robitussin" brand names.

Zions Bancorporation, headquartered in Salt Lake City, Utah, conducts a banking business through offices in seven states. The company also underwrites insurance; operates an insurance brokerage business; and provides innovative financing solutions for small businesses nationwide.


                      Target Growth Strategy Stocks


Accenture Ltd., headquartered in Hamilton, Bermuda, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources; and Government.

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Agrium Inc., headquartered in Calgary, Alberta, Canada, engages in the production, marketing and distribution of agricultural products and services, as well as nutrients for agricultural and industrial markets in North America and Argentina.

Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.

Amphenol Corporation, headquartered in Wallingford, Connecticut, is a designer, manufacturer and marketer of electrical, electronic and fiber-optic connectors, interconnect systems, and coaxial and flat-ribbon cable.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Continental Resources, Inc., headquartered in Enid, Oklahoma, operates as a crude-oil concentrated, independent oil and natural gas exploration and production company.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Dell Inc., headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

DISH Network Corp., headquartered in Englewood, Colorado, makes and distributes direct-to-home satellite television products and services, including satellite television receiver dishes, receivers, programming, installation and third-party consumer financing for those products and services.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

First Solar, Inc., headquartered in Phoenix, Arizona, and its subsidiaries engage in the design, manufacture, and sale of solar electric power modules.

Flowserve Corporation, headquartered in Irving, Texas, designs, manufactures, distributes and services industrial flow management equipment. The company's products include pumps, valves and mechanical seals for the chemical processing, petroleum, power generation and water treatment industries worldwide.

Fluor Corporation, headquartered in Irving, Texas, provides engineering, procurement, construction, operations and maintenance, and project management services worldwide.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

Halliburton Company, headquartered in Houston, Texas, provides a variety of services-equipment, maintenance, engineering and construction-to energy, industrial and governmental customers.

Hess Corporation, headquartered in New York, New York, explores for, produces, purchases, transports and sells crude oil and natural gas.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

Noble Corporation, incorporated in the Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Potash Corporation of Saskatchewan Inc., headquartered in Saskatoon, Saskatchewan, Canada, manufactures and sells solid and liquid phosphate fertilizers, animal feed supplements and industrial acid used in food products and industrial processes. It produces potash from mines in Canada and conducts operations at facilities in Canada, Brazil, Chile, Trinidad and the United States.

Research in Motion Limited, headquartered in Waterloo, Ontario, Canada, designs, makes and markets wireless consumer and business-to-business electronic access products for the mobile communications market. The company's products include two-way pagers, wireless personal computer card adapters, software connectivity tools and embedded wireless radios.

Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

TD Ameritrade Holding Corporation, headquartered in Omaha, Nebraska, through subsidiaries, operates as an online discount brokerage firm which provides brokerage services and clearing services to self-directed individual consumer investors and other financial institutions.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related services.


                    Target Small-Cap Strategy Stocks


Aerovironment Inc., headquartered in Monrovia, California, engages in the design, development and production of unmanned aircraft systems and energy technologies for various industries and governmental agencies.

Ameron International Corporation, headquartered in Pasadena, California, is engaged in the manufacture of highly engineered products for sale to the industrial, chemical, energy and construction markets.

AZZ Incorporated, headquartered in Fort Worth, Texas, manufactures electrical equipment and components for power generation, transmission, and distribution, as well as for industrial markets in the United States.

Badger Meter, Inc., headquartered in Milwaukee, Wisconsin, engages in the manufacture and marketing of products using flow measurement and control technologies developed both internally and with other technology companies.

Basic Energy Services, Inc., headquartered in Midland, Texas, provides a range of well site services to oil and gas drilling and producing companies in the United States.

Beacon Roofing Supply, Inc., headquartered in Peabody, Massachusetts, distributes residential and nonresidential roofing materials in the United States and Canada. The company also offers other complementary building materials, including siding, windows, specialty lumber products, and waterproofing systems for residential and nonresidential building exteriors.

Calgon Carbon Corporation, headquartered in Pittsburgh, Pennsylvania, offers products and services for the purification, separation, and concentration of liquids and gases primarily in the United States.

Callon Petroleum Company, headquartered in Natchez, Mississippi, engages in the exploration, development, acquisition, and production of oil and gas properties.

Chart Industries, Inc., headquartered in Garfield Heights, Ohio, manufactures and supplies engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases.

Circor International, Inc., headquartered in Burlington, Massachusetts, engages in the design, manufacture and distribution of valves and fluid control products primarily in the United States.

CyberSource Corporation, headquartered in Mountain View, California, provides electronic payment and risk management solutions for processing Internet orders. The company's suite of products offers services to online merchants and corporate websites for global payment processing, fraud prevention, tax calculation, export compliance, delivery address verification, and fulfillment management.

Darling International Inc., headquartered in Irving, Texas, provides rendering, recycling, and recovery solutions to the food industry primarily in the United States.

ESCO Technologies Inc., headquartered in St. Louis, Missouri, is a producer of engineered products and systems for industrial and commercial applications sold to customers worldwide.

Gentiva Health Services, Inc., headquartered in Melville, New York, together with its subsidiaries, provides home health and related services in the United States.

II-VI Incorporated, headquartered in Saxonburg, Pennsylvania, designs, makes and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible-light, x-ray and gamma-ray instrumentation. The company's infrared products are used mainly in high-power CO2 lasers, used for industrial processing.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

The Laclede Group, Inc., headquartered in St. Louis, Missouri, is a holding company that provides natural gas service through its regulated core utility operations. Its primary subsidiary, Laclede Gas Company, is a natural gas distribution utility in Missouri.

LHC Group Inc., headquartered in Lafayette, Louisiana, through its subsidiaries, provides post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States.

Martek Biosciences Corporation, headquartered in Columbia, Maryland, engages in the development and commercialization of novel products from microalgae, fungi, and other microbes primarily in the United States.

Matrix Service Company, headquartered in Tulsa, Oklahoma, and its subsidiaries provide construction, and repair and maintenance services in the United States and Canada.

Metalico Inc., headquartered in Cranford, New Jersey, is engaged in the treatment and recycling of industrial waste, including lead acid batteries, scrap lead, and tin/lead scraps.

Multi-Fineline Electronix, Inc., headquartered in Anaheim, California, provides assembly solutions for flexible printed circuits and various components for the electronics industry. Services include design and application engineering, testing, turnkey component assembly, prototyping and high-volume manufacturing.

Natus Medical Incorporated, headquartered in San Carlos, California, develops, manufactures, and markets neurodiagnostic and newborn care products.

NewMarket Corporation, headquartered in Richmond, Virginia, through its subsidiaries, engages in the development, manufacture, blending, and delivery of chemical additives for petroleum products.

Northwest Pipe Company, headquartered in Portland, Oregon, manufactures and markets welded steel pipe in the United States and internationally.

PetroQuest Energy, Inc., headquartered in Lafayette, Louisiana, acquires, explores, develops and operates both onshore and offshore gas and oil properties in the Gulf Coast Region.

Pioneer Drilling Company, headquartered in San Antonio, Texas, provides contract land drilling services. The company provides services to independent and major oil and gas operators drilling wells in central, south and east Texas.

Rosetta Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for and production of oil and gas resources.

Sapient Corporation, headquartered in Cambridge, Massachusetts, provides a range of business and technology consulting services that enable its clients to realize tangible business value from their advanced technology investments.

Stanley Inc., headquartered in Arlington, Virginia, together with its subsidiaries, provides information technology services and solutions to the United States defense and federal civilian government agencies.

Stewart Enterprises, Inc., headquartered in Jefferson, Louisiana, through its subsidiaries, provides funeral and cemetery products and services for the death care industry in the United States.

Superior Well Services Inc., headquartered in Indiana, Pennsylvania, provides well-site solutions to oil and natural gas companies.

TNS Inc., headquartered in Reston, Massachusetts, provides networking, data communications, and value added services to retailers, banks, and payment processors worldwide.

TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, designs, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets.

True Religion Apparel, Inc., headquartered in Los Angeles, California, designs, manufactures, markets, distributes and sells denim jeans and other apparel for men, women and children. The company's products are sold in the United States and abroad in departments stores such as "Nordstrom," "Bloomingdales," "Bergdorf Goodman," "Urban Outfitters" and other fashion boutiques.

TXCO Resources Inc., headquartered in San Antonio, Texas, engages in oil and gas exploration, development, and production in south Texas, Montana, North Dakota and South Dakota.

ViroPharma Incorporated, headquartered in Exton, Pennsylvania, is a pharmaceutical company committed to the commercialization, development and discovery of new antiviral medicines. The company is focusing on a number of ribonucleic acid virus diseases, including viral meningitis, viral respiratory infection, the common cold, respiratory syncytial viruspneumonia, and hepatitis C.

Vocus, Inc., headquartered in Lanham, Maryland, provides on-demand software for public relations management. The company's software automates and integrates various functions of public relations, including media relations, news distribution, and news monitoring.

Volterra Semiconductor Corp., headquartered in Fremont, California, designs, develops and markets analog and mixed-signal power management semiconductors for the computing, storage, networking, and consumer markets primarily in the United States. The company's products are used in desktop and notebook computers, hard disk drives, digital cameras, digital televisions, enterprise storage equipment, graphics cards, mobile phones, optical drives, portable digital music players, printers, servers and telecommunications equipment.

Zoll Medical Corporation, headquartered in Burlington, Massachusetts, designs, makes and markets an integrated line of proprietary, noninvasive cardiac resuscitation devices; disposable electrodes used for the emergency treatment of cardiac arrest victims; and EMS data management systems.


                 Value Line(R) Target 25 Strategy Stocks


Aeropostale, Inc., headquartered in New York, New York, is a mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to 20. The company's stores carry affordably priced, active-oriented, fashion.

Agrium Inc., headquartered in Calgary, Alberta, Canada, engages in the production, marketing and distribution of agricultural products and services, as well as nutrients for agricultural and industrial markets in North America and Argentina.

Amedisys, Inc., headquartered in Baton Rouge, Louisiana, is a provider of alternate-site health care services in the southern and southeastern regions of the United States. Facilities and services include home health care nursing, home infusion therapy, and ambulatory surgery centers.

American Ecology Corporation, headquartered in Boise, Idaho, provides disposal and treatment services for generators of hazardous, non-hazardous, and low-level radioactive waste. Services also include transportation, packaging and remediation for waste generated by the chemical, petroleum, steel, and pharmaceutical industries as well as universities and hospitals.

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

Bucyrus International, Inc., headquartered in South Milwaukee,
Wisconsin, designs and manufactures excavation machinery used for surface mining of coal, iron ore, copper and other minerals. The company also supplies replacement parts and machinery. Products include electric mining shovels, large walking draglines and blast hole drills.

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Cleveland-Cliffs Inc., headquartered in Cleveland, Ohio, operates iron ore mines in the United States and eastern Canada. The company produces iron ore pellets, selling the majority of its product to integrated steel companies in the United States and Canada.

Compass Minerals International, Inc., headquartered in Overland Park, Kansas, is a salt producer in North America and the United Kingdom, and operates nine production facilities.

CryoLife, Inc., headquartered in Kennesaw, Georgia, develops and commercializes technology for cryopreservation of viable human tissues for vascular, cardiovascular and orthopaedic transplant applications.

ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.

Flowserve Corporation, headquartered in Irving, Texas, designs, manufactures, distributes and services industrial flow management equipment. The company's products include pumps, valves and mechanical seals for the chemical processing, petroleum, power generation and water treatment industries worldwide.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company, serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

Halliburton Company, headquartered in Houston, Texas, provides a variety of services-equipment, maintenance, engineering and construction-to energy, industrial and governmental customers.

Helmerich & Payne, Inc., headquartered in Tulsa, Oklahoma, provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

Hess Corporation, headquartered in New York, New York, explores for, produces, purchases, transports and sells crude oil and natural gas.

K-Tron International, Inc., headquartered in Pitman, New Jersey, and its subsidiaries engages in the design, production, marketing, and service of material handling equipment and systems for various industrial markets.

Kansas City Southern, headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network that links markets in the United States, Canada and Mexico.

The Mosaic Company, headquartered in Plymouth, Minnesota, engages in the production, blending, and distribution of crop nutrient and animal feed products worldwide.

Robbins & Myers, Inc., headquartered in Dayton, Ohio, engages in the design, manufacture, and marketing of equipment and systems for the pharmaceutical, energy, and industrial markets worldwide.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offers brand name and designer merchandise at low everyday prices.

Terra Industries Inc., headquartered in Sioux City, Iowa, produces nitrogen products for agricultural dealers and industrial users, and methanol for industrial users.

Wabtec Corporation, headquartered in Wilmerding, Pennsylvania, provides various technology-based equipments for the rail industry worldwide. The company manufactures and services components for new and existing freight cars and locomotives; and passenger transit vehicles such as subway cars and buses.

Woodward Governor Company, headquartered in Rockford, Illinois, designs, manufactures and services energy control systems and components for aircraft and industrial engines, turbines and other power equipment.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 1790, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524, FT 1525; FT 1573; FT 1590;  FT
1635; FT 1638; FT 1639; FT 1693; FT 1711; FT 1712 and FT 1770 for
purposes  of  the  representations  required  by  Rule  487   and
represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1790, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on August 29, 2008.

                              FT 1790

                              By  FIRST TRUST PORTFOLIOS L.P.
                                        Depositor


                              By: Jason T. Henry
                                  Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

Judith M. Van Kampen        Director           )
                            of The Charger     )
                            Corporation, the   )   August 29, 2008
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )

Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )
                            Corporation, the   )   Jason T. Henry
                            General Partner of )   Attorney-in-Fact**
                            First Trust        )
                            Portfolios L.P.    )

David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-151768 on Form S-6 of our report dated August 29, 2008, relating to the financial statements of FT
1790,  comprising  Dow Target 10 Sept. 08   Term  9/30/09;  Dow
Target Dvd. Sept. 08 - Term 11/30/09; Target Dbl. Play Sept. 08
- Term 11/30/09; Target Focus 4 Sept. 08 - Term 11/30/09; Target Triad Sept. 08 - Term 11/30/09; Target VIP Sept. 08 - Term 11/30/09; and Value Line Target 25 Sept. 08 - Term 11/30/09 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.





Deloitte & Touche LLP


Chicago, Illinois
August 29, 2008


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                                S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1790 and certain subsequent Series, effective August 29, 2008 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income taxm status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.

                               S-7